

11007930

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________________ to ____________________

Commission File Number ________________

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

ABBOTT LABORATORIES STOCK RETIREMENT PROGRAM

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ABBOTT LABORATORIES
100 Abbott Park Road
Abbott Park, Illinois 60064-6049

FINANCIAL STATEMENTS AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ABBOTT LABORATORIES STOCK RETIREMENT PLAN DECEMBER 31, 2010 AND 2009

B102043

CONTENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Audit • Tax • Advisory

Grant Thornton LLP
175 W Jackson Boulevard, 20th Floor
Chicago, IL 60604-2687

T 312.856.0200
F 312.565.4719
www.GrantThornton.com

Abbott Laboratories' Employee Benefit Board of Review
Abbott Laboratories Stock Retirement Plan

We have audited the accompanying statements of net assets available for benefits of the Abbott Laboratories Stock Retirement Plan (the "Plan") as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note B, the Plan adopted new accounting guidance as of December 31, 2010 related to the accounting for loans to participants.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2010, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Chicago, Illinois
June 22, 2011

Abbott Laboratories Stock Retirement Plan
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31,
(Dollars in thousands)

	2010	2009
Assets		
Cash	$ 1,626	$ 408
Investments, at fair value	5,903,823	5,644,899
Notes receivable from participants	128,519	125,149
Due from brokers	680	1,542
Total assets	6,034,648	5,771,998
Liabilities		
Due to brokers	1,624	405
Net assets reflecting all investments at fair value	6,033,024	5,771,593
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(6,661)	(4,315)
NET ASSETS AVAILABLE FOR BENEFITS	$ 6,026,363	$5,767,278

The accompanying notes are an integral part of these statements.

Abbott Laboratories Stock Retirement Plan
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year ended December 31, 2010
(Dollars in thousands)

Additions	
Contributions	
Employer	$ 142,411
Participant	288,303
Total contributions	430,714
Investment income	
Net appreciation in fair value of investments	9,227
Interest and dividends	137,274
Net investment income	146,501
Interest income on notes receivable from participants	5,229
Total additions	582,444
Deductions	
Benefits paid to participants	330,087
Other expenses	364
Total deductions	330,451
Net increase prior to transfer	251,993
Plan transfers (note G)	7,092
NET INCREASE AFTER TRANSFER	259,085
Net assets available for benefits	
Beginning of year	5,767,278
End of year	$ 6,026,363

The accompanying notes are an integral part of this statement.

NOTE A - DESCRIPTION OF THE PLAN

The following description of the Abbott Laboratories Stock Retirement Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

In general, United States employees of Abbott Laboratories ("Abbott") and selected participating subsidiaries and affiliates may, after meeting certain employment requirements, voluntarily participate in the Plan. Puerto Rico employees participate in the Abbott Laboratories Stock Retirement Plan (Puerto Rico), a separately sponsored plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

Mercer HR Outsourcing LLC and Mercer Trust Company (collectively, "Mercer") are the custodian ("Custodian"), trustee ("Trustee") and record keeper of the Plan.

The Plan operates as a cash or deferred arrangement 401(k) plan and, effective October 1, 2001, is considered an employee stock ownership plan that meets the applicable United States Internal Revenue Code ("IRC") sections. Effective January 1, 2006, the Plan was amended to clarify that the portion of the Plan that is invested in Abbott shares is a permanent feature of the Plan.

Contributions and Vesting

Contributions to the Plan are paid to the Abbott Laboratories Stock Retirement Trust ("Trust"). The Trust is administered by Mercer and an Investment Committee comprised of three Abbott employees (the "Committee"). Employees are eligible to make contributions on any entry date following their date of hire. Eligible employees electing to participate contribute from 2% and may contribute up to 25% of their eligible earnings to the Trust, subject to certain limitations. Participants who have attained age 50 before the end of the Plan year and who are making the maximum pretax contributions are eligible to make catch-up contributions. The Plan also permits Roth 401(k) after-tax contributions and effective December 6, 2010 a Roth 401(k) conversion feature was offered. Participants may choose to make their contributions from pretax earnings, after-tax earnings or both. The pretax contributions are a pay conversion feature, which is a salary deferral option under the provisions of Section 401(k) of the IRC. Participant contributions may be invested in any or all of the investment options.

NOTE A - DESCRIPTION OF THE PLAN - Continued

Contributions and Vesting - Continued

Employer contributions to the Plan are made each payroll period based on the participating employees' eligible earnings. The amount of the employer contribution is determined by the Board of Directors of Abbott and, for the years ended December 31, 2010 and 2009, was 5% of the participant's eligible earnings if the employee elected to contribute at least 2% of eligible earnings to the Plan. Employer contributions are invested each pay period according to the employee's investment elections.

Cash dividends on shares of Abbott common shares are (1) paid in cash to the participants or beneficiaries, (2) paid to the Plan and distributed in cash to participants or beneficiaries no later than 90 days after the close of the Plan's year in which paid or (3) paid to the Plan and credited to the applicable accounts in which shares are held, as elected by each participant or beneficiary in accordance with rules established by the administrator.

The Plan offered the following investment options in 2010 and 2009: Abbott common shares, SRP Short Term Investment Fund, American Funds: Growth Fund of America, The Investment Company of America Fund, Washington Mutual Investors Fund, and EuroPacific Growth Fund, Vanguard Extended Market Index Fund, Vanguard Institutional Developed Markets Fund, Vanguard Institutional Index Fund Plus, Dodge & Cox Balanced Fund, PIMCO All Asset Fund, PIMCO Total Return Fund, Blackrock International Opportunities Fund, Blackrock Mid Cap Value Equity Fund and Wellington Mid Cap Growth Fund.

In connection with the Advanced Medical Optics, Inc. ("AMO") 401(k) Plan asset transfer into the Plan in 2009, Allergan, Inc. common stock and the JPMorgan Stable Value Fund were added to the Plan. Both investment options were frozen to new contributions. During 2010 both investment options were no longer allowed by the plan and were liquidated and mapped to other investment options.

Effective January 29, 2010, various structural changes were made to several Plan investment options in order to lower investment management fees. American Fund investment options now offer Class R6 shares which have a lower expense ratio than the previously offered Class R5 shares, therefore the American Fund options moved from Class R5 to Class R6. The BlackRock Funds and Dodge & Cox Balanced Fund portfolios were converted from mutual funds to managed accounts. Additionally, the SRP Stable Value Fund was renamed the SRP Short Term Investment Fund ("SRP STIF Fund"), reflecting a change in that fund's investment policy.

Abbott spun off its hospital products business, Hospira, Inc. ("Hospira"), in 2004 and Abbott shareholders received one share of Hospira stock for every ten shares of Abbott shares owned. Participants who received Hospira stock through this distribution may continue to hold the stock in their Plan accounts.

NOTE A - DESCRIPTION OF THE PLAN - Continued

Contributions and Vesting - Continued

Participants may direct the Trustee to sell all or a portion of the Abbott common shares held in their accounts and reinvest the proceeds in any of the investment options available to the participants.

Participants are at all times fully vested in their own contributions and earnings thereon. Vesting in employer contributions and earnings thereon is based on the following vesting schedule:

Service	Vesting percentage
Less than two years	0%
Two years or more	100%

Non-vested portions of employer contributions and earnings thereon are forfeited as of an employee's termination date. Forfeitures are used to (1) restore any forfeitures of participants who returned to service with Abbott within a given period of time, (2) pay Plan expenses and (3) reduce future employer contributions if terminated participants do not return to service within the given period of time. In 2010 and 2009, forfeitures reduced Abbott's contributions by approximately $661,000 and $739,000, respectively. Approximately $300,000 and $791,000 of forfeitures were available at the end of 2010 and 2009, respectively, to reduce future Abbott contributions.

Distributions

Following retirement, termination or death, participants or their beneficiaries receive a distribution in installments, cash, Abbott common shares or, at their election, annuity insurance contracts for certain account balances, as defined (as these contracts are allocated to the respective participants, they are not recorded as assets of the Plan), or direct rollovers, as applicable. Also, upon retirement, participants may elect to defer distribution to a future date but, after termination of employment, distribution must be made by the 1st of April following the year the participant reaches age 70-1/2 or, if earlier, the 1st of April following the year in which the participant dies. Interest, dividends and other earnings will continue to accrue on such deferred amounts. Participants with over five years of credited service are permitted to withdraw their after-tax contributions in shares or in cash, subject to certain limitations.

NOTE A - DESCRIPTION OF THE PLAN - Continued

Notes Receivable from Participants

Participants may convert their pretax accounts into one or two loans to themselves. The borrowing may not exceed the lesser of the current market value of the assets allocated to their pretax accounts or 50% of all of their Plan accounts up to $50,000, subject to Internal Revenue Service ("IRS") and Department of Labor's limitations and restrictions. Participants pay interest on such borrowings at the prime rate in effect at the time the participant loan is made. Loans must be repaid within five years (or by the employee's anticipated retirement date, if sooner) unless the loan is used for the purchase of the primary residence of the employee, in which case the repayment period can be extended to a period of fifteen years (or until the employee's anticipated retirement date, if sooner). Repayment is made through periodic payroll deductions but a loan may be repaid in a lump sum at any time. For employees terminating employment with Abbott during the repayment period, the balance of the outstanding loan is netted from their Plan distribution.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements have been prepared using the accrual basis of accounting.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. In accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"), the statements of net assets available for benefits present all investments at fair value, an amount needed to adjust net assets attributable to fully benefit-responsive investment contracts from fair value to contract value, and net assets available for benefits. The statement of changes in net assets available for benefits is prepared on a contract-value basis.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Adoption of New Accounting Rules

In September 2010, the FASB issued guidance clarifying the classification and measurement of participant loans by defined contribution plans. That guidance requires that participant loans be classified as notes receivable from participants and measured at their unpaid principal balance, plus any accrued but unpaid interest. The Plan retrospectively applied this new guidance in its December 31, 2010 and 2009 financial statements. Participant loans of $128,519,000 and $125,149,000 for the years ended December 31, 2010 and 2009, respectively, were reclassified from investments to notes receivable from participants. Net assets of the Plan were not affected by the adoption of the new guidance.

In January 2010, the FASB amended the rules regarding fair value measurement to include, among other things, additional disclosure for transfers between the Level 1 (Quoted Prices in Active Markets) and Level 2 (Significant Other Observable Inputs) categories. The Plan adopted this new guidance effective December 31, 2010 and determined that it did not have a material effect on the Plan's financial statements. In addition, effective for fiscal years beginning after December 15, 2010, separate disclosure of the purchase, sale, issuance, and settlement of assets measured using significant unobservable inputs is required. The Plan will adopt this amendment when effective. The Plan does not expect this amendment to have a material impact on the Plan's financial statements.

In September 2009, the FASB issued guidance on measuring fair value for investments that use net asset values not quoted in active markets as fair value, such as the Plan's collective trust funds. This guidance also requires additional disclosure including the investment strategies of these investments and the nature of any restrictions on the investor's ability to redeem its investment at the measurement date. The Plan adopted this new guidance effective December 31, 2009 and determined it had no effect on the Plan's financial statements, but expanded its disclosures.

In April 2009, the Financial Accounting Standards Board ("FASB") issued additional rules regarding fair value measurement and disclosure. The rules provide guidance for estimating fair value when market activity for the asset or liability has decreased significantly. The new rules require disclosure of the inputs and valuation techniques used, as well as any changes in valuation techniques and inputs used to measure fair value. In addition, the Plan's investments are required to be presented by major category as determined on the basis of the nature and risks of the investments. The Plan adopted this new guidance effective December 31, 2009, and determined it did not have a material effect on the Plan's financial statements, but expanded its disclosures.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results may differ from those estimates.

Investment Valuation

The Plan uses the following methods and significant assumptions to estimate the fair value of investments:

Common stock, mutual funds, floating rate notes, U.S. treasury bills, Federal agency short-term notes, and government guaranteed notes - Valued at the published market price per unit multiplied by the number of respective shares, units, or par held.

Fixed income - Valued at the published market price per unit or prices obtained from independent financial services industry-recognized vendors multiplied by the number of units held.

Collective trust funds - Valued at the net asset value provided by the administrator of the fund. The net asset value is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding.

Repurchase agreements – Valued at cost, which approximates fair value given the instruments' short duration.

Guaranteed investment contracts ("GICs") in the SRP STIF Fund - Valued on a contract-by-contract basis by the individual GIC issuer or, in some cases, by Mercer. The primary method used to calculate the fair value is by discounting the related cash flows based on current yields of similar instruments with comparable durations.

Commercial paper - Valued at amortized cost, which approximates fair value given the instruments' short duration of less than 130 days.

Certificates of deposit - Valued at amortized cost, which approximates fair value.

Short-term asset backed securities and U.S. Government agencies bonds - Valued at prices obtained from independent financial services industry-recognized vendors multiplied by the number of units held.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Investment Valuation - Continued

Short-term investment funds - Valued using $1 for the net asset value per unit, which approximates fair market value.

The following tables summarize the basis used to measure assets at fair value at December 31, 2010 and 2009 (dollars in thousands):

	Basis of Fair Value Measurement			
2010	Quoted Prices in Active Markets	Significant Other Observable Inputs	Significant Unobservable Inputs	Total
Common stock				
Abbott	$ 2,185,614	$ -	$ -	$ 2,185,614
Hospira	124,274	-	-	124,274
Total common stock	2,309,888	-	-	2,309,888
Managed accounts				
Common stock				
Midcap	80,161	-	-	80,161
Information technology & telecommunication services	71,035	-	-	71,035
Consumer discretionary & consumer staples	60,108	-	-	60,108
Healthcare	55,608	-	-	55,608
Financials	50,053	-	-	50,053
Europe	36,823	-	-	36,823
Materials & industrials	31,401	-	-	31,401
Asia	29,949	-	-	29,949
Energy	29,126	-	-	29,126
North America	9,686	-	-	9,686
Other	6,664	-	-	6,664
Total common stock	460,614	-	-	460,614
Fixed income				
U.S. Treasury	6,414	-	-	6,414
Corporate	-	42,119	-	42,119
Mortgage related	-	40,187	-	40,187
Government related	-	4,651	-	4,651
Total fixed income	6,414	86,957	-	93,371
Collective trust funds				
Cash equivalents (a)	21,658	-	-	21,658
Cash	425	-	-	425
Total managed accounts	489,111	86,957	-	576,068

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Investment Valuation - Continued

	Basis of Fair Value Measurement			
2010 - continued	Quoted Prices in Active Markets	Significant Other Observable Inputs	Significant Unobservable Inputs	Total
Mutual funds				
Growth	496,122	-	-	496,122
Blend	1,024,836	-	-	1,024,836
Value	326,934	-	-	326,934
Income	294,544	-	-	294,544
Total mutual funds	2,142,436	-	-	2,142,436
Collective trust fund				
Growth (b)	-	73,297	-	73,297
SRP STIF Fund				
Floating rate notes				
Corporate	8,005	-	-	8,005
U.S. Government agencies	48,586	-	-	48,586
Total floating rate notes	56,591	-	-	56,591
Repurchase agreements	-	507,400	-	507,400
GICs	-	-	141,419	141,419
Commercial paper				
Corporate	-	16,199	-	16,199
U.S. Government agencies	-	20,192	-	20,192
Total commercial paper	-	36,391	-	36,391
Federal agency short-term notes	20,032	-	-	20,032
Government guaranteed notes	26,639	-	-	26,639
Certificates of deposit	-	6,999	-	6,999
Short-term asset backed securities	-	4,752	-	4,752
U.S. Government agencies bonds	-	214	-	214
Accrued interest	-	90	-	90
Due to broker	-	(253,700)	-	(253,700)
Short-term investment funds	255,307	-	-	255,307
Total SRP STIF Fund	358,569	302,146	141,419	802,134
Total assets at fair value	$ 5,300,004	$ 462,400	$ 141,419	$ 5,903,823

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Investment Valuation - Continued

2009	Basis of Fair Value Measurement			
	Quoted Prices in Active Markets	Significant Other Observable Inputs	Significant Unobservable Inputs	Total
Common stock				
Abbott Laboratories	$2,397,503	$ -	$ -	$2,397,503
Hospira, Inc.	125,674	-	-	125,674
Allergan, Inc.	13,732	-	-	13,732
Total common stock	2,536,909	-	-	2,536,909
Mutual funds				
Growth	430,569	-	-	430,569
Blend	939,211	-	-	939,211
Value	686,836	-	-	686,836
Income	191,708	-	-	191,708
Total mutual funds	2,248,324	-	-	2,248,324
Collective trust funds				
Capital preservation (c)	-	21,870	-	21,870
Growth (b)	-	41,878	-	41,878
Total collective trust funds	-	63,748	-	63,748
SRP STIF Fund				
Floating rate notes	10,114	-	-	10,114
Repurchase agreements	-	189,000	-	189,000
U.S. Treasury bills	8,099	-	-	8,099
GICs	-	-	219,430	219,430
Commercial paper				
Corporate	-	33,968	-	33,968
U.S. agencies	-	63,807	-	63,807
Total commercial paper	-	97,775	-	97,775
Federal agency short-term notes	98,536	-	-	98,536
Short-term investment funds	171,957	-	-	171,957
Accrued interest	-	1,007	-	1,007
Total SRP STIF Fund	288,706	287,782	219,430	795,918
Total assets at fair value	$5,073,939	$ 351,530	$ 219,430	$5,644,899

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Investment Valuation - Continued

The collective trust funds do not have a readily determinable fair value and are valued at their net asset value per share as provided by the funds' administrators. The following provides additional information regarding these funds:

(a) The collective trusts in the managed accounts do not have a readily determinable fair value and are valued at their net asset value per share as provided by the funds' administrators. The investment strategy of these investments is to maximize short term interest income on short term investment funds while providing book value liquidity for participant withdrawals. Redemption from the funds is permitted daily.

(b) The investment strategy of this fund is to achieve long-term total return in excess of the Russell Mid-Cap Growth Index. Redemption from the fund is permitted daily.

(c) The investment strategy of this fund is to preserve the value of the money invested, perform better than the average money market fund and earn consistent, reliable returns. Redemption from the fund must be requested in writing and the fund reserves the right to delay honoring the request of withdrawal by the participating plan up to 12 months from the date of the written notice of such request. The Plan redeemed its investment at full value on October 1, 2010.

The following table summarizes the changes in assets that are measured using significant unobservable inputs (dollars in thousands) for the year ended December 31, 2010:

	GICs
Balance, beginning of 2010	$ 219,430
Total change in unrealized gain	1,572
Net sales and settlements	(79,583)
Balance, end of 2010	$ 141,419

Guaranteed investment contracts in the SRP STIF Fund

Mercer maintains contributions to the SRP STIF Fund in a separate account. The account is credited with earnings on underlying investments and charged for Plan withdrawals and administrative expenses charged by Mercer. Each GIC issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan. Because the SRP STIF Fund is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to this fund. Contract value, as reported to the Plan by Mercer, represents contributions made under the contract, plus earnings, less participant withdrawals. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment in the SRP STIF Fund at contract value.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Guaranteed investment contracts in the SRP STIF Fund - Continued

There are no reserves against contract value for credit risk of the contract issuers or otherwise. The crediting interest rates are negotiated with each issuer at the time of purchase and are fixed throughout the term of the contracts, with the exception of one contract, which resets monthly based on the Consumer Price Index plus a spread.

	2010	2009
Average yields (approximate)		
Based on actual earnings	4.6%	4.0%
Based on interest rate credited to participants	4.6	4.0

Certain events limit the ability of the Plan to transact at contract value with the issuers. Such events include bankruptcy of the Plan sponsor, bankruptcy or default by the issuer, or the failure of the Trust to qualify for exemption from Federal income taxes or any required prohibited transaction exemption under ERISA. The Plan administrator does not believe that the occurrence of any such value event, which would limit the Plan's ability to transact at contract value with participants, is probable.

The GICs do not permit the insurance companies to terminate the agreements prior to the scheduled maturity dates except in the instance of fraud. The GICs mature by May 28, 2013.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid balance plus any accrued but unpaid interest. Delinquent loans are reclassified as distributions based upon the terms of the Plan.

Income Recognition

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

Net realized and unrealized appreciation/depreciation is recorded in the accompanying statement of changes in net assets available for benefits as net appreciation in fair value of investments.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Administrative Expenses

Participants are charged transaction fees for loan and withdrawal processing and commissions on purchases and sales of Abbott shares and sales of Hospira or Allergan stock. Investment fees for mutual funds, collective trust, managed accounts and money market funds are charged against the net assets of the respective fund. Abbott pays other Mercer record-keeping and administration fees, where applicable.

Payment of Benefits

Benefits are recorded when paid.

NOTE C - INVESTMENTS

The following investments represented 5% or more of the Plan's net assets at December 31, 2010 and 2009 (dollars in thousands):

	2010	2009
Abbott common shares	$2,185,614	$2,397,503
Dodge & Cox Balanced Fund	n/a	352,426
Growth Fund of America, Class R5	n/a	430,569
Growth Fund of America, Class R6	496,122	n/a
American Funds EuroPacific Growth Fund, Class R5	n/a	427,684
American Funds EuroPacific Growth Fund, Class R6	455,865	n/a

Distributions of Abbott common shares and conversions of participants' common share account balances to participant loans or other investment options are recorded at fair market value.

A summary of Abbott common share data as of December 31, 2010 and 2009 is presented below:

	2010	2009
Abbott common shares, 45,619,169 and 44,406,423 shares, respectively (dollars in thousands)	$2,185,614	$2,397,503
Market value per share	$47.91	$53.99

NOTE C – INVESTMENTS - Continued

During 2010, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows (dollars in thousands):

Common shares/stock	$ (191,327)
Mutual funds	185,350
Fixed income	2,245
Collective trust funds	12,959
	$ 9,227

In general, the investments provided by the Plan are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant accounts and the amounts reported in the statements of net assets available for benefits.

NOTE D - RELATED-PARTY TRANSACTIONS

A significant portion of the Plan's assets is invested in Abbott common shares.

NOTE E - PLAN TERMINATION

The Plan may be terminated at any time by Abbott upon written notice to the Trustee and Committee, and will be terminated if Abbott completely discontinues its contributions under the Plan. All participants' account balances are fully vested upon Plan termination. Upon termination of the Plan, distributions of each participant's share in the Trust, as determined by the terms of the Plan, will be made to each participant. At the present time, Abbott has no intention of terminating the Plan.

NOTE F - TAX STATUS

The IRS has determined and informed Abbott by a letter dated April 23, 2003, that the Plan and related Trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since the applicable date of the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in accordance with the applicable requirements of the IRC. A Form 5300 Application for Determination for Employee Benefit Plan was filed with the IRS on January 28, 2011 to request an updated favorable determination letter for the Plan.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS or other applicable taxing authorities. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.

NOTE G - ACQUISITIONS

In April 2010, Abbott acquired Facet Biotech Corp ("Facet") and Facet employees began participating in the Plan during 2010. The Facet Biotech Corporation 401(k) Plan, the plan previously sponsored by Facet, merged into the Plan effective April 15, 2011 and transferred assets totaling $15,100,000 into the Plan.

On February 16, 2010 Abbott completed its acquisition of Solvay's pharmaceuticals business. United States employees acquired through this acquisition are covered under a separate plan.

During 2009, Abbott completed acquisitions of Advanced Medical Optics, Inc., Visiogen, Inc. and Evalve, Inc. Employees acquired in connection with the Advanced Medical Optics, Inc. transaction became participants in the Plan during 2009, and employees acquired in connection with the Visiogen, Inc. and Evalve, Inc. transactions became participants in the Plan during 2010. In March 2010 Abbott acquired Starlims Corporation, and employees acquired in connection with that transaction became participants in the Plan during 2010. Assets totaling approximately, $7,092,000 were transferred into the Plan from the plans previously sponsored by the acquired companies listed above and are included in plan transfers on the statement of changes in net assets available for benefits.

NOTE H - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements as of December 31, 2009 to the Form 5500 (dollars in thousands):

Net assets available for benefits per the financial statements	$5,767,278
Decrease for adjustment from contract value to fair value for fully benefit-responsive investment contracts in collective trust fund	(773)
Net assets available for benefits per the Form 5500	$5,766,505

The following is a reconciliation of investment income per the financial statements for the year ended December 31, 2010 to the Form 5500 (dollars in thousands):

Total net investment income per the financial statements	$146,501
Adjustment from contract value to fair value for fully benefit-responsive investment contracts in collective trust fund	773
Total net investment income per the Form 5500	$147,274

Investments in collective trust funds are required to be reported at fair value on the Form 5500.

SUPPLEMENTAL SCHEDULE

Abbott Laboratories Stock Retirement Plan
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2010
(Dollars in thousands)

Identity of party involved/ description of asset	Rate	Maturity	Cost (a)	Current value
*Abbott Laboratories, common shares				$ 2,185,614
Hospira, Inc., common stock				124,274
Mutual funds				
American Funds EuroPacific Growth Fund, Class R6				455,865
American Funds The Investment Company of America Fund, Class R6				223,200
Growth Fund of America, Class R6				496,122
PIMCO All Asset Fund				96,067
PIMCO Total Return Fund				198,477
Vanguard Extended Market Index Fund				260,991
Vanguard Institutional Developed Markets Fund				38,623
Vanguard Institutional Index Fund Plus				269,357
Washington Mutual Investors Fund, Class R6				103,734
Collective trust funds				
Wellington Mid Cap Growth Fund				73,297
*Loans to participants, 3.25% to 10.50%				128,519
SRP Short Term Investment Fund				
Floating Rate Notes				
Fed Home Loan Mortgage	0.14%	8/10/2011		10,097
Fed Home Loan Bank	0.17%	7/25/2011		38,489
Coca-Cola Co. Senior Unsecured	0.34%	5/15/2012		4,004
Swenbank Hypotek AB	0.62%	6/22/2011		4,001
Repurchase Agreements				
U.S. Treasury	0.22%	1/3/2011		101,500
U.S. Treasury	0.25%	1/3/2011		101,500
U.S. Treasury	0.23%	1/3/2011		26,400
U.S. Treasury	0.25%	1/3/2011		24,300
U.S. Treasury	0.21%	1/4/2011		60,900
U.S. Treasury	0.21%	1/4/2011		101,500
U.S. Treasury	0.20%	1/4/2011		91,300
Guaranteed investment contracts				
Hartford Life Insurance Company	5.80%	4/21/2011		15,000
Metropolitan Life Insurance Company	1.37%	4/2/2013		25,058
Metropolitan Life Insurance Company	5.42%	5/28/2013		11,469
Pacific Life Insurance Company	4.95%	5/9/2011		17,048
Pacific Life Insurance Company	4.48%	4/8/2011		28,177
Principal Life Insurance Company	5.48%	6/3/2013		22,956
Prudential Asset Management Company	6.64%	3/5/2013		15,050

Abbott Laboratories Stock Retirement Plan
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - CONTINUED
December 31, 2010
(Dollars in thousands)

Identity of party involved/ description of asset	Rate	Maturity	Cost (a)	Current value
SRP Short Term Investment Fund - Continued				
Commercial paper				
Bank of America Corp 3(a)3 Disc Nt		1/10/2011		8,100
Citigroup Funding Inc 3(A)3 Disc Nt		1/5/2011		5,100
Citigroup Funding Inc 3(A)3 Disc Nt		2/7/2011		2,999
F H L M C Disc Nt		5/4/2011		20,192
Short-term notes				
Federal Home Loan Bank Bond	0.55%	6/1/2011		20,032
Government guaranteed notes				
Citigroup Inc. Global	2.88%	12/9/2011		10,233
JPMorgan Chase & Co.	3.13%	12/1/2011		10,251
Morgan Stanley	3.25%	12/1/2011		5,132
Suntrust Bank Global	3.00%	11/16/2011		1,023
Certificates of deposit				
Barclays Bank	0.71%	11/10/2011		3,999
UBS AG	0.97%	11/2/2011		3,000
Short-term asset backed securities				
Allya 2010-4 A1	0.34%	11/15/2011		2,158
HDMOT 2010-1 A1	0.31%	12/15/2011		2,594
U.S. agencies bond				
Fed Home Loan Mortgage Global	5.13%	7/15/2012		214
Accrued interest				90
Due to broker				(253,700)
Short-term investment funds				
*BNY Mellon STIF				254,798
TBC Inc. Pooled Emp. Daily				509
Managed accounts				
Dodge & Cox Balanced				
Common stock				
AEGON NV				1,963
AMGEN INC				7,330
AOL INC				1,441
BAKER HUGHES INC				4,568
* BANK OF NEW YORK MELLON CORP/T				6,661
BB&T CORP				2,224
BMC SOFTWARE INC				2,144
BOSTON SCIENTIFIC CORP				3,515
CADENCE DESIGN SYSTEMS INC				1,414

Abbott Laboratories Stock Retirement Plan
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - CONTINUED
December 31, 2010
(Dollars in thousands)

Identity of party involved/ description of asset	Rate	Maturity	Cost (a)	Current value
Dodge & Cox Balanced - Continued				
Common stock - Continued				
CAPITAL ONE FINANCIAL CORP				9,817
CAREFUSION CORP				1,557
CARMAX INC				1,403
CEMEX SAB DE CV				1,305
CHARLES SCHWAB CORP/THE				3,277
CHEVRON CORP				5,367
COMCAST CORP				11,197
COMPUTER SCIENCES CORP				2,976
COMPUWARE CORP				1,826
COVIDIEN PLC SHS				1,679
CREDIT SUISSE GROUP AG				483
DIAGEO PLC				1,428
DIRECTV				266
DISH NETWORK CORP				1,422
DOMTAR CORP				1,005
DOW CHEMICAL CO/THE				5,870
DUN & BRADSTREET CORP				781
EATON CORP				328
EBAY INC				4,955
ELECTRONIC ARTS INC				2,327
FEDEX CORP				7,085
GENERAL ELECTRIC CO				9,673
GENWORTH FINANCIAL INC				1,283
GILEAD SCIENCES INC				863
GLAXOSMITHKLINE PLC				7,201
GOLDMAN SACHS GROUP INC/THE				1,467
HEWLETT-PACKARD CO				12,270
HOME DEPOT INC				4,468
HSBC HOLDINGS PLC				2,142
INTERPUBLIC GROUP OF COS INC/T				1,430
LEGG MASON INC				1,102
LIBERTY GLOBAL INC				305
LIBERTY GLOBAL INC				332
LIBERTY MEDIA CORP - INTERACTI				2,846
LOEWS CORP				1,087
MACY'S INC				355
MAXIM INTEGRATED PRODUCTS INC				3,825
MCGRAW-HILL COS INC/THE				874
MEDTRONIC INC				1,716
MERCK & CO INC				8,462
MOLEX INC				410
MOLEX INC				1,260
MOTOROLA INC				8,116
NEWS CORP				7,464
NOKIA OYJ				2,409
NOVARTIS AG				8,790

Abbott Laboratories Stock Retirement Plan
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - CONTINUED
December 31, 2010
(Dollars in thousands)

Identity of party involved/ description of asset	Rate	Maturity	Cost (a)	Current value
Dodge & Cox Balanced - Continued				
Common stock - Continued				
OCCIDENTAL PETROLEUM CORP				7,953
PANASONIC CORP				2,629
PFIZER INC				7,429
PITNEY BOWES INC				1,858
ROCHE HOLDING AG				898
ROYAL DUTCH SHELL PLC				1,309
SANOFI-AVENTIS SA				6,167
SCHLUMBERGER LTD				9,929
SLM CORP				2,294
SONY CORP				4,418
SPRINT NEXTEL CORP				3,692
SUNTRUST BANKS INC				1,363
SYMANTEC CORP				3,842
SYNOPSYS INC				2,546
TELEFONAKTIEBOLAGET LM ERICSSO				1,696
TIME WARNER CABLE INC				5,127
TIME WARNER INC				7,616
TRAVELERS COS INC/THE				2,305
TYCO ELECTRONICS LTD				3,779
TYCO INTERNATIONAL LTD SHS				2,287
US BANCORP				1,890
VODAFONE GROUP PLC				4,993
VULCAN MATERIALS CO				1,209
WALGREEN CO				3,529
WAL-MART STORES INC				2,998
WELLS FARGO & CO				10,694
XEROX CORP				5,117
Fixed income				
ALLY FINANCIAL INC	6.875%	09/15/2011 DD 12/31/08		2,161
AMERICAN INTERNATIONAL GROUP I	8.250%	08/15/2018 DD 02/15/09		440
ARKANSAS ST DEV FIN AUTH	9.750%	11/15/2014 DD 05/15/88		18
BAC CAPITAL TRUST XI	6.625%	05/23/2036 DD 05/23/06		731
BANK OF AMERICA CORP	5.625%	07/01/2020 DD 06/22/10		200
BANK OF AMERICA NA	5.300%	03/15/2017 DD 03/13/07		954
BANK ONE CAPITAL III	8.750%	09/01/2030 DD 08/30/00		465
BANKAMERICA CAPITAL II	8.000%	12/15/2026 DD 12/23/96		390
BARCLAYS BANK PLC	5.125%	01/08/2020 DD 01/08/10		1,086
BNSF RY CO 2005 4 P/T CTF	4.967%	04/01/2023 DD 09/29/05		251
BNSF RY CO 2006 3 PASS THRU TR	5.342%	04/01/2024 DD 09/28/06		363
BNSF RY CO 2006-1 PASSTHRU	5.720%	01/15/2024 DD 05/17/06		489
BNSF RY CO 2006-2 P/T CTF	5.629%	04/01/2024 DD 08/09/06		572
BNSF RY CO 2007-1 PASSTHRU TR	5.996%	04/01/2024 DD 06/18/07		4
BOSTON PROPERTIES LP	6.250%	01/15/2013 DD 12/13/02		35
BOSTON PROPERTIES LP	5.000%	06/01/2015 DD 05/22/03		68
BOSTON PROPERTIES LP	5.625%	04/15/2015 DD 03/18/03		724

Abbott Laboratories Stock Retirement Plan
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - CONTINUED
December 31, 2010
(Dollars in thousands)

Identity of party involved/ description of asset	Rate	Maturity	Cost (a)	Current value
Dodge & Cox Balanced - Continued				
Fixed income - Continued				
BOSTON SCIENTIFIC CORP	5.450% 06/15/2014 DD 06/25/04			463
BOSTON SCIENTIFIC CORP	6.400% 06/15/2016 DD 06/09/06			525
BOSTON SCIENTIFIC CORP NT	STEP 11/15/2015 DD 11/17/05			21
BURLINGTON NORTHN SANTA FE 001	8.251% 01/15/2021 DD 06/29/00			30
CALIFORNIA ST	5.450% 04/01/2015 DD 04/28/09			348
CALIFORNIA ST	7.500% 04/01/2034 DD 04/28/09			914
CALIFORNIA ST	VAR RT 04/01/2039 DD 04/28/09			119
CALIFORNIA ST	7.550% 04/01/2039 DD 04/28/09			1,190
CALIFORNIA ST	7.625% 03/01/2040 DD 04/01/10			102
CALIFORNIA ST	7.600% 11/01/2040 DD 12/01/10			204
CAPITAL ONE FINANCIAL CORP	6.750% 09/15/2017 DD 09/04/07			1,181
CIGNA CORP	7.650% 03/01/2023 DD 03/01/93			253
CIGNA CORP	7.875% 05/15/2027 DD 05/15/97			338
CIGNA CORP	STEP 01/15/2033 DD 07/15/98			239
CIGNA CORP	6.150% 11/15/2036 DD 11/10/06			127
CITIGROUP CAPITAL XIII	0.000% 00/00/0000 DD 04/10/09			92
CITIGROUP INC	6.125% 11/21/2017 DD 11/21/07			1,472
CITIGROUP INC	4.750% 05/19/2015 DD 05/19/10			231
COMCAST CORP	6.300% 11/15/2017 DD 08/23/07			152
COMCAST CORP	5.900% 03/15/2016 DD 03/02/06			77
COMCAST CORP	5.850% 11/15/2015 DD 11/14/05			667
COX COMMUNICATIONS INC	5.450% 12/15/2014 DD 12/15/04			934
COX COMMUNICATIONS INC	5.500% 10/01/2015 DD 09/22/03			119
COX COMMUNICATIONS INC 144A	5.875% 12/01/2016 DD 12/01/06			631
CSX TRANSPORTATION INC	9.750% 06/15/2020 DD 08/27/04			158
DILLARD'S INC	7.850% 10/01/2012 DD 10/01/92			334
DILLARD'S INC	7.875% 01/01/2023 DD 01/01/93			189
DILLARD'S INC	7.000% 12/01/2028 DD 12/07/98			301
DILLARD'S INC	7.750% 05/15/2027 DD 05/15/97			9
DILLARD'S INC	7.130% 08/01/2018 DD 08/07/98			238
DOW CHEMICAL CO/THE	9.400% 05/15/2039 DD 05/13/09			285
DOW CHEMICAL CO/THE	7.375% 11/01/2029 DD 11/01/99			489
DOW CHEMICAL CO/THE	8.550% 05/15/2019 DD 05/13/09			786
FEDERAL EXPRESS 98-1 CTF 1A	6.720% 01/15/2022 DD 07/07/98			350
FEDEX CORP	7.375% 01/15/2014 DD 01/16/09			230
FEDEX CORP	8.000% 01/15/2019 DD 01/16/09			194
FHLMC POOL #1B-1701	VAR RT 05/01/2034 DD 05/01/04			190
FHLMC POOL #G0-1767	6.500% 12/01/2032 DD 01/01/05			656
FHLMC POOL #G0-2494	6.000% 12/01/2036 DD 12/01/06			1,067
FHLMC POOL #G0-3600	7.000% 11/01/2037 DD 11/01/07			370
FHLMC POOL #G0-4772	7.000% 08/01/2038 DD 10/01/08			607
FHLMC POOL #G0-5461	7.000% 09/01/2038 DD 05/01/09			286
FHLMC POOL #G1-1346	6.500% 03/01/2017 DD 12/01/02			82
FHLMC POOL #G1-1421	6.500% 12/01/2017 DD 06/01/03			87
FHLMC POOL #G1-1431	6.000% 02/01/2018 DD 07/01/03			127
FHLMC POOL #G1-1498	6.500% 03/01/2018 DD 12/01/03			92

Abbott Laboratories Stock Retirement Plan
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - CONTINUED
December 31, 2010
(Dollars in thousands)

Identity of party involved/ description of asset	Rate	Maturity	Cost (a)	Current value
Dodge & Cox Balanced - Continued				
Fixed income - Continued				
FHLMC POOL #G3-0305	6.500%	10/01/2026 DD 12/01/06		565
FHLMC POOL #H0-9212	5.500%	05/01/2038 DD 08/01/10		1,410
FHLMC POOL #P6-0086	6.500%	11/01/2014 DD 01/01/03		89
FHLMC MULTICLASS CTFS T-48 1A4	5.538%	07/25/2033 DD 09/01/02		1,298
FHLMC MULTICLASS CTFS T-59 1A1	6.500%	10/25/2043 DD 02/01/04		533
FHLMC MULTICLASS MTG P/C 16-PK	7.000%	08/25/2023 DD 08/01/93		176
FNMA POOL #0256851	7.000%	08/01/2037 DD 07/01/07		184
FNMA POOL #0256860	6.500%	08/01/2037 DD 07/01/07		317
FNMA POOL #0256937	6.500%	10/01/2037 DD 09/01/07		127
FNMA POOL #0256973	6.500%	11/01/2037 DD 10/01/07		678
FNMA POOL #0257135	5.500%	03/01/2038 DD 02/01/08		1,196
FNMA POOL #0461628	5.497%	04/01/2014 DD 12/01/03		242
FNMA POOL #0462086	5.355%	11/01/2015 DD 12/01/05		501
FNMA POOL #0545316	5.630%	12/01/2011 DD 12/01/01		70
FNMA POOL #0545387	5.885%	01/01/2012 DD 01/01/02		119
FNMA POOL #0545685	5.876%	04/01/2012 DD 05/01/02		190
FNMA POOL #0545705	6.500%	06/01/2017 DD 05/01/02		132
FNMA POOL #0545819	6.500%	08/01/2032 DD 07/01/02		125
FNMA POOL #0545833	6.000%	07/01/2017 DD 07/01/02		146
FNMA POOL #0555162	4.826%	01/01/2013 DD 01/01/03		336
FNMA POOL #0555603	6.000%	05/01/2018 DD 06/01/03		165
FNMA POOL #0555803	6.500%	01/01/2022 DD 09/01/03		96
FNMA POOL #0725074	6.500%	11/01/2018 DD 12/01/03		130
FNMA POOL #0725135	6.000%	05/01/2018 DD 12/01/03		89
FNMA POOL #0725160	6.500%	04/01/2018 DD 01/01/04		165
FNMA POOL #0725226	6.500%	07/01/2018 DD 02/01/04		423
FNMA POOL #0725343	6.500%	12/01/2014 DD 03/01/04		69
FNMA POOL #0725344	6.500%	12/01/2014 DD 03/01/04		73
FNMA POOL #0725354	6.500%	10/01/2018 DD 03/01/04		98
FNMA POOL #0725432	7.000%	11/01/2018 DD 04/01/04		95
FNMA POOL #0725518	7.500%	08/01/2017 DD 05/01/04		364
FNMA POOL #0725868	6.500%	09/01/2016 DD 09/01/04		63
FNMA POOL #0735387	4.922%	04/01/2015 DD 05/01/05		284
FNMA POOL #0735415	6.500%	12/01/2032 DD 03/01/05		1,605
FNMA POOL #0745304	VAR RT	08/01/2035 DD 01/01/06		118
FNMA POOL #0760762	4.890%	04/01/2012 DD 04/01/05		372
FNMA POOL #0781480	VAR RT	09/01/2034 DD 09/01/04		126
FNMA POOL #0800391	VAR RT	12/01/2034 DD 11/01/04		135
FNMA POOL #0813170	VAR RT	01/01/2035 DD 01/01/05		78
FNMA POOL #0815323	VAR RT	01/01/2035 DD 01/01/05		146
FNMA POOL #0888080	6.500%	10/01/2026 DD 12/01/06		237
FNMA POOL #0888366	7.000%	04/01/2037 DD 04/01/07		734
FNMA POOL #0888369	7.000%	03/01/2037 DD 04/01/07		261
FNMA POOL #0888649	5.500%	09/01/2036 DD 08/01/07		2,600
FNMA POOL #0888886	6.500%	11/01/2037 DD 11/01/07		493
FNMA POOL #0889595	6.500%	12/01/2028 DD 05/01/08		393

Abbott Laboratories Stock Retirement Plan
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - CONTINUED
December 31, 2010
(Dollars in thousands)

Identity of party involved/ description of asset	Rate	Maturity	Cost (a)	Current value
Dodge & Cox Balanced - Continued				
Fixed income - Continued				
FNMA POOL #0890180	6.000%	10/01/2038 DD 12/01/09		752
FNMA POOL #0923943	6.000%	03/01/2022 DD 06/01/07		87
FNMA POOL #0995681	6.000%	05/01/2038 DD 05/01/09		208
FNMA POOL #0995851	6.500%	10/01/2037 DD 06/01/09		442
FNMA POOL #0AD0119	6.000%	07/01/2038 DD 08/01/09		1,447
FNMA POOL #0AD0217	6.000%	08/01/2037 DD 09/01/09		505
FNMA POOL #0AD0218	6.000%	09/01/2036 DD 09/01/09		1,966
FNMA POOL #0AD0494	5.500%	08/01/2037 DD 12/01/09		1,387
FNMA POOL #0AD0663	5.500%	06/01/2036 DD 01/01/10		1,115
FNMA POOL #0AD0923	6.000%	08/01/2039 DD 04/01/10		2,210
FNMA POOL #0AE0379	5.500%	08/01/2024 DD 09/01/10		3,953
FNMA POOL #0AE0601	5.500%	04/01/2037 DD 11/01/10		1,851
FNMA GTD REMIC P/T 02-86 PE	6.000%	08/25/2032 DD 11/01/02		269
FNMA GTD REMIC P/T 03-W2 A1	6.500%	07/25/2042 DD 01/01/03		179
FNMA GTD REMIC P/T 03-W4 4A	7.500%	10/25/2042 DD 03/01/03		104
FNMA GTD REMIC P/T 04-T1 1A2	6.500%	01/25/2044 DD 02/01/04		166
FNMA GTD REMIC P/T 04-W2 5A	7.500%	03/25/2044 DD 03/01/04		312
FNMA GTD REMIC P/T 05-W4 1A2	6.500%	08/25/2035 DD 12/01/05		459
FNMA GTD REMIC P/T 09-11 MP	7.000%	03/25/2049 DD 02/01/09		1,362
FORD MOTOR CREDIT CO LLC	7.375%	02/01/2011 DD 01/30/01		2,040
FORD MOTOR CREDIT CO LLC	7.250%	10/25/2011 DD 10/25/01		101
FORD MOTOR CREDIT CO LLC	5.625%	09/15/2015 DD 09/21/10		558
GENERAL ELECTRIC CAPITAL CORP	5.500%	01/08/2020 DD 01/08/10		865
HCA INC	7.875%	02/01/2011 DD 01/26/01		177
HCA INC	6.950%	05/01/2012 DD 04/26/02		1,161
HCA INC	6.300%	10/01/2012 DD 09/23/02		190
HCA INC	6.250%	02/15/2013 DD 02/10/03		450
HCA INC	6.500%	02/15/2016 DD 02/08/06		120
HEALTH NET INC	6.375%	06/01/2017 DD 05/18/07		420
HSBC HOLDINGS PLC	6.500%	05/02/2036 DD 05/03/06		225
HSBC HOLDINGS PLC	6.500%	09/15/2037 DD 09/12/07		216
JPMORGAN CHASE & CO	4.950%	03/25/2020 DD 03/25/10		226
LAFARGE SA	6.500%	07/15/2016 DD 07/18/06		804
LAFARGE SA	5.500%	07/09/2015 DD 07/09/10		153
LIBERTY MEDIA LLC	8.500%	07/15/2029 DD 07/07/99		210
LIBERTY MEDIA LLC	8.250%	02/01/2030 DD 02/02/00		162
LOS ANGELES CALIF UNI SCH DIST	6.758%	07/01/2034 DD 03/04/10		432
MACY'S RETAIL HOLDINGS INC	7.625%	08/15/2013 DD 08/15/95		146
MACY'S RETAIL HOLDINGS INC	6.900%	01/15/2032 DD 01/11/02		963
MACY'S RETAIL HOLDINGS INC	6.900%	04/01/2029 DD 03/24/99		116
MACY'S RETAIL HOLDINGS INC	7.450%	10/15/2016 DD 10/15/96		285
MACY'S RETAIL HOLDINGS INC	6.650%	07/15/2024 DD 07/20/04		286
MACY'S RETAIL HOLDINGS INC	6.700%	07/15/2034 DD 07/20/04		183
NEW JERSEY ST TPK AUTH TPK REV	7.102%	01/01/2041 DD 12/15/10		398
NORDSTROM INC	6.250%	01/15/2018 DD 12/03/07		138
NORFOLK SOUTHERN CORP	7.700%	05/15/2017 DD 05/19/97		162
NORFOLK SOUTHERN RAILWAY CO	9.750%	06/15/2020 DD 08/27/04		223

Abbott Laboratories Stock Retirement Plan
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - CONTINUED
December 31, 2010
(Dollars in thousands)

Identity of party involved/ description of asset	Rate	Maturity	Cost (a)	Current value
Dodge & Cox Balanced - Continued				
Fixed income - Continued				
PROVIDENT COS INC	7.250%	03/15/2028 DD 03/16/98		272
REED ELSEVIER CAPITAL INC	8.625%	01/15/2019 DD 01/16/09		654
SBA GTD PARTN CTFS 2000-20D 1	7.470%	04/01/2020 DD 04/12/00		115
SBA GTD PARTN CTFS 2001-20E 1	6.340%	05/01/2021 DD 05/16/01		141
SBA GTD PARTN CTFS 2001-20G 1	6.625%	07/01/2021		129
SBA GTD PARTN CTFS 2003-20J 1	4.920%	10/01/2023 DD 10/15/03		325
SBA GTD PARTN CTFS 2007-20F 1	5.710%	06/01/2027 DD 06/13/07		216
SLM CORP	8.450%	06/15/2018 DD 06/18/08		713
SLM CORP	8.000%	03/25/2020 DD 03/22/10		199
SPRINT CAPITAL CORP	6.875%	11/15/2028 DD 11/16/98		197
SPRINT NEXTEL CORP	6.000%	12/01/2016 DD 11/20/06		554
TIME WARNER CABLE INC	8.250%	04/01/2019 DD 03/26/09		603
TIME WARNER CABLE INC	8.750%	02/14/2019 DD 11/18/08		593
TIME WARNER INC	7.625%	04/15/2031 DD 04/19/01		1,049
TIME WARNER INC	7.700%	05/01/2032 DD 04/08/02		299
TRAVELERS COS INC/THE	6.250%	06/20/2016 DD 06/20/06		248
TRAVELERS PROPERTY CASUALTY CO	5.000%	03/15/2013 DD 03/11/03		232
U S TREASURY NOTE	0.875%	02/28/2011 DD 02/28/09		5,142
U S TREASURY NOTE	1.000%	10/31/2011 DD 10/31/09		1,272
UNION PAC RR CO 07-3	6.176%	01/02/2031 DD 07/31/07		304
UNION PAC RR CO 2006-1	5.866%	07/02/2030 DD 07/27/06		880
UNION PACIFIC RAILRD CO	6.330%	01/02/2020 DD 12/11/98		577
UNUM GROUP	7.190%	02/01/2028 DD 02/12/98		172
WACHOVIA BANK NA	6.000%	11/15/2017 DD 11/21/07		767
WELLPOINT INC	5.000%	12/15/2014 DD 12/09/04		160
WELLPOINT INC	5.250%	01/15/2016 DD 01/10/06		986
XEROX CORP	6.875%	08/15/2011 DD 08/10/04		1,516
XEROX CORP	6.350%	05/15/2018 DD 04/28/08		519
Collective trust funds				
EB TEMPORARY INVESTMENT FD II	0.105%	12/31/2040 DD 11/01/01		15,896
Blackrock Midcap				
Common stock				
ABERCROMBIE & FITCH CO				308
ALBEMARLE CORP				505
ALEXANDRIA REAL ESTATE EQUITIE				870
ALPHA NATURAL RESOURCES INC				707
AMERICAN ELECTRIC POWER CO INC				1,015
AMERICAN WATER WORKS CO INC				948
ANIXTER INTERNATIONAL INC				233
AON CORP				788
ASHLAND INC				1,015
ASSOCIATED BANC-CORP				652
ATLAS ENERGY INC				394
ATWOOD OCEANICS INC				586
AVERY DENNISON CORP				923

Abbott Laboratories Stock Retirement Plan
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - CONTINUED
December 31, 2010
(Dollars in thousands)

Identity of party involved/ description of asset	Rate	Maturity	Cost (a)	Current value
Blackrock Midcap - Continued				
Common stock - Continued				
AVON PRODUCTS INC				758
AXIS CAPITAL HLDGS LTD SHS				737
BECKMAN COULTER INC				315
BOSTON PRIVATE FINANCIAL HOLDI				295
BROADRIDGE FINANCIAL SOLUTIONS				709
CABLEVISION SYSTEMS CORP				866
CAMERON INTERNATIONAL CORP				671
CAPITOL FED FINL INC COM				413
CB RICHARD ELLIS GROUP INC				470
CHIMERA INVESTMENT CORP				783
CIENA CORP				371
CIMAREX ENERGY CO				586
CMS ENERGY CORP				688
COCA-COLA ENTERPRISES INC				585
CONAGRA FOODS INC				846
CONSOL ENERGY INC				541
CORRECTIONS CORP OF AMERICA				922
CROWN HOLDINGS INC				604
CYTEC INDUSTRIES INC				676
DANA HOLDING CORP				909
DARDEN RESTAURANTS INC				610
DEL MONTE FOODS CO				230
DELL INC				864
DENBURY RESOURCES INC				526
DR PEPPER SNAPPLE GROUP INC				424
DUPONT FABROS TECHNOLOGY INC				722
EQT CORP				903
FIFTH THIRD BANCORP				733
FLUOR CORP				548
FORESTAR GROUP INC				956
FREEPORT-MCMORAN COPPER & GOLD				339
GAP INC/THE				806
HANOVER INSURANCE GROUP INC/TH				941
HCC INSURANCE HOLDINGS INC				859
HERTZ GLOBAL HOLDINGS INC				1,191
HJ HEINZ CO				515
HOLOGIC INC				427
INGRAM MICRO INC				585
INTERNATIONAL PAPER CO				790
INTERPUBLIC GROUP OF COS INC/T				410
INVESCO LTD SHS				251
JABIL CIRCUIT INC				487
JARDEN CORP				823
JM SMUCKER CO/THE				824
KROGER CO/THE				957
LINCOLN NATIONAL CORP				1,042
LOEWS CORP				852

Abbott Laboratories Stock Retirement Plan
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - CONTINUED
December 31, 2010
(Dollars in thousands)

Identity of party involved/ description of asset	Rate	Maturity	Cost (a)	Current value
Blackrock Midcap - Continued				
Common stock - Continued				
M&T BANK CORP				805
MACK-CALI REALTY CORP				1,017
MACY'S INC				657
MANPOWER INC				592
MATTEL INC				527
MDC HOLDINGS INC				742
MEDNAX INC				92
MELCO CROWN ENTERTAINMENT LTD				310
MFA FINANCIAL INC				790
NABORS INDUSTRIES LTD SHS				626
NEWFIELD EXPLORATION CO				674
NOBLE ENERGY INC				913
NORTHEAST UTILITIES				844
NRG ENERGY INC				521
NV ENERGY INC				745
NYSE EURONEXT				408
ON SEMICONDUCTOR CORP				637
ORBITAL SCIENCES CORP				463
OWENS CORNING				852
OWENS-ILLINOIS INC				822
PEOPLE'S UNITED FINANCIAL INC				1,380
PG&E CORP				866
PHH CORP				829
PPL CORP				845
QEP RESOURCES INC				481
RAYTHEON CO				631
REPUBLIC SERVICES INC				910
SAFEWAY INC				801
SIMON PROPERTY GROUP INC				891
SPIRIT AEROSYSTEMS HOLDINGS IN				460
STANLEY BLACK & DECKER INC				826
TAKE-TWO INTERACTIVE SOFTWARE				324
TALBOTS INC				419
TCF FINANCIAL CORP				467
TECH DATA CORP				403
TENET HEALTHCARE CORP				306
TERADYNE INC				630
TEREX CORP				480
THERMO FISHER SCIENTIFIC INC				458
TIVO INC				181
TOWERS WATSON & CO				811
TRAVELERS COS INC/THE				889
UNION PACIFIC CORP				541
UNIVERSAL HEALTH SERVICES INC				617
U-STORE-IT TRUST				806
VAIL RESORTS INC				248
VIACOM INC				744

Abbott Laboratories Stock Retirement Plan
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - CONTINUED
December 31, 2010
(Dollars in thousands)

Identity of party involved/ description of asset	Rate	Maturity	Cost (a)	Current value
Blackrock Midcap - Continued				
Common stock - Continued				
WALTER ENERGY INC				535
WARNER CHILCOTT PLC CLASS A				731
WASHINGTON FEDERAL INC				1,018
WELLPOINT INC				703
WESTAR ENERGY INC				1,046
WESTERN DIGITAL CORP				267
WHITING PETROLEUM CORP				604
WISCONSIN ENERGY CORP				882
XEROX CORP				1,003
XL GROUP PLC				843
YAHOO! INC				965
ZIMMER HOLDINGS INC				423
ZIONS BANCORPORATION				556
Collective trust funds				
EB TEMPORARY INVESTMENT FD II	0.105%	12/31/2040 DD 11/01/01		1,884
Blackrock International				
Common stock				
ADARO ENERGY TBK IDR100				695
ADECCO SA CHF1 (REGD)				499
AEGIS GROUP ORD 5P				337
AEGON NV EUR0.12				204
AGRIUM INC				642
AIA GROUP LTD				351
AMMB HOLDINGS BHD MYR1				449
ANHEUSER-BUSCH INBEV NV				672
ANTOFAGASTA ORD GBP0.05				684
ARCELORMITTAL				549
ARM HOLDINGS ORD GBP0.0005				464
AU OPTRONICS CORP				382
AUSTRALIA & NEW ZEALAND BANK				663
BANCO BRADESCO S A - RIGHTS				1
BANCO SANTANDER BRASIL SA/BRAZ				165
BANCO SANTANDER SA EUR0.50				319
BANGKOK BK PUB CO (LOCAL)				231
BANPU CO THBH10				759
BANPU PUBLIC CO LTD-FOR REG				353
BARCLAYS ORD GBP0.25				161
BARRATT DEVELOPMENTS				89
BARRICK GOLD CORP				444
BASF SE NPV				507
BAYER AG ORD NPV				487
BAYERISCHE MOTOREN WERKE (BMW)				473
BCO BRADESCO SA PRF NPV				293
BELLWAY ORD 12.5P				95

Abbott Laboratories Stock Retirement Plan
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - CONTINUED
December 31, 2010
(Dollars in thousands)

Identity of party involved/ description of asset	Rate	Maturity	Cost (a)	Current value
Blackrock International - Continued				
Common stock - Continued				
BK MANDIRI IDR500				280
BM&F BOVESPA SA BOLSA DE				482
BNP PARIBAS EUR2				402
BRIDGESTONE CO Y50				517
BRITISH AIRWAYS ORD 25P				616
BRITVIC ORD GBP0.2(WI)				485
CAIRN ENERGY PLC				283
CANADIAN NATIONAL RAILWAY CO				434
CANADIAN NATURAL RESOURCES LTD				629
CANON INC NPV				462
CAP GEMINI EUR8				319
CAPITALAND SGD1				201
CARLSBERG 'B' DKK20				382
CARNIVAL PLC ORD USD1.66				458
CATCHER TECHNOLOGY TWD10				316
CEBU AIR INC				187
CHEUNG KONG(HLDGS) HK$0.50				674
CHIBA BANK Y50				460
CHINA CONSTRUCTION BANK 'H'				376
CHINA MERCHANTS BK 'H' CNY1				396
CHINA MERCHANTS HOLDINGS INTL				450
CHINA MOBILE LTD				312
CHINA RESOURCES ENTERPRISE ORD				285
CHUNGHWA TELECOM CO LTD				412
CIA ENERGETICA DE MINAS GERAIS				361
CIMB GROUP HOLDINGS BERHAD				619
CNOOC LTD				501
CORIO NV EUR10				77
COVIDIEN PLC SHS				630
CREDIT SUISSE GROUP AG CHF0.04				295
DAIWA OFFICE INVESTMENT CORP				89
DENA CO LTD NPV				345
DEUTSCHE BOERSE AG NPV				139
DEUTSCHE POST AG NPV (REGD)				658
DEUTSCHE TELEKOM AG NPV (REGD)				411
E-COMMERCE CHINA DANGDANG INC				68
ERSTE GROUP BANK AG				269
FIAT SPA EUR3.5				339
FOMENTO ECONOMICO MEXICANO SAB				481
FRESENIUS MEDICAL CARE AG & CO				672
GAM HOLDING LTD				109
GDF SUEZ EUR1				504
GERRY WEBER INTL AG NPV (REG)				351
GIVAUDAN AG CHF10				433
GKN ORD GBP0.01				357
GLAXOSMITHKLINE ORD GBP0.25				672
GOL LINHAS AEREAS INTELIGENTES				511

Abbott Laboratories Stock Retirement Plan
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - CONTINUED
December 31, 2010
(Dollars in thousands)

Identity of party involved/ description of asset	Rate	Maturity	Cost (a)	Current value
Blackrock International - Continued				
Common stock - Continued				
GOLDCORP INC				614
GRUPO MEXICO SAB DE CV				641
GRUPO MODELO SAB DE CV MXP				283
HANG SENG BANK HK$5				212
HDFC BANK INR10 (DEMAT)				451
HON HAI PRECISION INDUSTRY				409
HONDA MOTOR CO NPV				832
HONG KONG EXCHANGES & CLEARING				259
HOYA PENTAX HD CORPORATION				387
HRT PARTICIPACEOES EM PETROLEO				479
HSBC HLDGS ORD USD0.50 (UK)				880
HYPERMARCAS SA COM NPV				379
ICICI BANK INR10 (DEMAT)				668
IHI CORP Y50				460
IMPERIAL TOBACCO GROUP ORD 10P				810
INCHCAPE PLC				380
INFOSYS TECHNOLOGIES LTD INR5				269
ING GROEP N.V. CVA EUR0.24				153
INTESA SANPAOLO EUR0.52				362
ISOFTSTONE HOLDINGS LTD				124
ITOCHU CORP Y50				696
JAPAN PRIME REALTY JAPAN PRIME				92
JAPAN TOBACCO INC Y50000				852
JSR CORP JPY50				545
JULIUS BAER GRUPPE AG				573
K&S AG NPV				592
KABEL DEUTSCHLAND HOLDING AG				473
KAMIGUMI CO Y50				212
KAZAKHMYS ORD GBP0.20				859
KDDI CORP Y5000				231
KGHM POLSKA MIEDZ PLN 10 BR				264
KIA MOTORS CORP KSWN5000				419
KOMATSU Y50				633
KONINKLIJKE DSM NV EUR1.5				360
KONINKLIJKE KPN NV EUR0.24				328
KOREA ELEC PWR CORP KSWN5000				500
KT CORP				424
KUBOTA CORPORATION Y50				643
LENTUO INTERNATIONAL INC-ADR				78
LYNAS CORP LTD				295
MAGNA INTERNATIONAL INC				458
MAIL.RU GROUP LTD				4
MAIL.RU GROUP LTD GDR 144A				55
MANULIFE FINANCIAL CORP				464
MARUBENI CORP Y50				626
MATSUI SECURITIES CO NPV				85
MEGA FINANCIAL HOLDING CO LTD				242

Abbott Laboratories Stock Retirement Plan
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - CONTINUED
December 31, 2010
(Dollars in thousands)

Identity of party involved/ description of asset	Rate	Maturity	Cost (a)	Current value
Blackrock International - Continued				
Common stock - Continued				
MELCO CROWN ENTERTAINMENT LTD				321
MERCK KGAA NPV				404
METRO AG ORD NPV				448
MITSUBISHI UFJ FINANCIAL GROUP				441
MOSAIC CO/THE				672
MTN GROUP LTD ZAR 0.0001				408
NASPERS N ZAR0.02				369
NATIONAL GRID PLC NEW ORD				524
NESTLE SA CHF0.1 (REGD)				1,093
NEW WORLD DEVELOPMENT CO HK$1				338
NEXT GROUP ORD GBP0.10				254
NII HOLDINGS INC				339
NIKO RESOURCES LTD				332
NIKON CORP NPV				274
NOMURA HOLDING NPV				157
NORDEA BANK AB EUR0.39632				192
NOVARTIS AG CHF0.50 (REGD)				625
NSK LTD ORD				1,072
NTT DATA CORP JPY5000				399
OZ MINERALS LTD AUD0.4				523
PACIFIC RUBIALES ENERGY CORP				785
PANASONIC CORP				213
PANDORA A/S				333
PARMALAT S P A EUR1				310
PARTYGAMING ORD GBP0.00015				219
PDG REALTY SA EMPRENDIMENTOS E				272
PERSIMMON ORD 10P				86
PETROMINERALES LTD				304
PETRONAS CHEMICALS GROUP BHD				255
PT INDIKA ENERGY TBK IDR100				150
QANTAS AIRWAYS NPV				527
RANDSTAD HLDGS EUR0.1				466
REXLOT HOLDINGS LTD				167
ROCHE HLDG AG GENUSSCHEINE NPV				294
ROYAL BANK OF CANADA				379
ROYAL BANK OF SCOTLAND GRP ORD				252
ROYAL DUTCH SHELL A SHS				1,573
SAMSUNG ELECTRONICS CO LTD				418
SAP AG				516
SIEMENS AG NPV REGD				513
SILICONWARE PRECISION INDUSTRI				290
SINGAPORE TELECOMMUNICATIONS				417
SINOPHARM GROUP CO-H				66
SMC CORP NPV				497
SOCIETE GENERALE EUR1.25				70
SOFTWARE AG BEARER SHS				248
STRAITS ASIA RESOURCES NPV				336

Abbott Laboratories Stock Retirement Plan
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - CONTINUED
December 31, 2010
(Dollars in thousands)

Identity of party involved/ description of asset	Rate	Maturity	Cost (a)	Current value
Blackrock International - Continued				
Common stock - Continued				
SUMITOMO HEAVY INDUSTRIES Y50				749
SUMITOMO MITSUI GR NPV				446
SUN LIFE FINANCIAL INC				433
SWISS REINSURANCE LTD CHF0.1				340
TAIWAN SEMICONDUCTOR MANUFACTU				384
TAYLOR WIMPEY PLC ORD GBP0.01				93
TECHNIP SA EUR				343
TECK RESOURCES LTD				285
TELEFONICA SA EUR1				797
TENCENT HLDGS LIMI ORD				424
TOKIO MARINE HOLDINGS INC NPV				389
TORONTO-DOMINION BANK				381
TRACTEBEL ENERGIA COM NPV				169
TRANSCANADA CORP				746
TRYG A/S				213
TULLOW OIL PLC ORD GBP0.10				464
TYCO ELECTRONICS LTD				368
UBS AG CHF0.1 (POST				277
UNIBAIL-RODAMCO SE EUR5				357
UNICREDIT EUR0.50				201
VIMPELCOM LTD				281
VITERRA INC				246
VODAFONE GROUP				375
VODAFONE GROUP PLC				444
VOESTALPINE AG				517
VOLKSWAGEN AG NON VTG PREF NPV				686
WANT WANT CHINA HOLDINGS LTD				318
WERELDHAVE NV EUR10				49
WING HANG BANK HK$1				274
WPP PLC ORD GBP0.10				523
XSTRATA COM STK USD0.50				1,207
YARA INTL NOK1.70				633
ZEON Y50				837
Collective trust funds				
EB TEMPORARY INVESTMENT FD II				3,878
Cash				
NON-BASE CURRENCY				425
				$ 6,025,681

*Represents a party-in-interest transaction.

(a) Cost information omitted as all investments are fully participant directed.

FINANCIAL STATEMENTS AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ABBOTT LABORATORIES STOCK RETIREMENT PLAN (PUERTO RICO) DECEMBER 31, 2010 AND 2009

B102042

CONTENTS

 Grant Thornton

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Audit • Tax • Advisory

Grant Thornton LLP
175 W Jackson Boulevard, 20th Floor
Chicago, IL 60604-2687

T 312.856.0200
F 312.565.4719
www.GrantThornton.com

Abbott Laboratories' Employee Benefit Board of Review
Abbott Laboratories Stock Retirement Plan (Puerto Rico)

We have audited the accompanying statements of net assets available for benefits of the Abbott Laboratories Stock Retirement Plan (Puerto Rico) (the "Plan") as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note B, the Plan adopted new accounting guidance as of December 31, 2010 related to the accounting for loans to participants.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2010, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Chicago, Illinois
June 22, 2011

Abbott Laboratories Stock Retirement Plan (Puerto Rico)
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31,
(Dollars in thousands)

	2010	2009
Assets		
Cash	$ 193	$ 2
Investments, at fair value	202,475	190,062
Notes receivable from participants	21,051	21,216
Due from brokers	-	139
Total assets	223,719	211,419
Liabilities		
Due to brokers	192	-
NET ASSETS AVAILABLE FOR BENEFITS	$223,527	$211,419

The accompanying notes are an integral part of these statements.

Abbott Laboratories Stock Retirement Plan (Puerto Rico)
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year ended December 31, 2010
(Dollars in thousands)

Additions	
Contributions	
Employer	$ 5,963
Participant	10,521
Total contributions	16,484
Investment income (loss)	
Net depreciation in fair value of investments	(11,335)
Interest and dividends	5,475
Net investment loss	(5,860)
Interest income on notes receivable from participants	828
Total additions	11,452
Deductions	
Benefits paid to participants	16,591
Other expenses	88
Total deductions	16,679
Net decrease prior to transfers into plan	(5,227)
Transfer into plan (note G)	17,335
NET INCREASE AFTER TRANSFER	12,108
Net assets available for benefits	
Beginning of year	211,419
End of year	$223,527

The accompanying notes are an integral part of this statement.

NOTE A - DESCRIPTION OF THE PLAN

The following description of the Abbott Laboratories Stock Retirement Plan (Puerto Rico) (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

Effective January 1, 1996, employees of Abbott Laboratories' ("Abbott") selected subsidiaries and affiliates in Puerto Rico (the "Company") may, after meeting certain employment requirements, voluntarily participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

Mercer HR Outsourcing LLC and Mercer Trust Company (collectively, "Mercer") are the custodian ("Custodian") and record keeper of the Plan. Banco Popular de Puerto Rico serves as trustee ("Trustee") of the Plan.

Contributions and Vesting

Contributions to the Plan are paid to the Abbott Laboratories Stock Retirement Trust (Puerto Rico) (the "Trust"). The Trust is administered by the Trustee, the Custodian and an investment committee comprised of three Abbott employees (the "Committee").

Employees are eligible to make contributions on any entry date following their date of hire. Eligible employees electing to participate may contribute from 2% to 18% of their eligible earnings to the Trust, subject to certain limitations. Participants may choose to make their contributions from either pretax earnings or after-tax earnings or both. Participants who have attained age 50 before the end of the Plan year and who are making the maximum pretax contribution are eligible to make catch-up contributions. Participants' pretax contributions are a pay conversion feature, which is a salary deferral option under the provisions of Section 1165(e) of the Puerto Rico Internal Revenue Code. Participant contributions may be invested in any or all of the investment options.

Employer contributions to the Plan are made each payroll period based on the participating employees' eligible earnings. The amount of the employer contribution is determined by the Board of Directors of Abbott and, for the years ended December 31, 2010 and 2009, was 5% of

NOTE A - DESCRIPTION OF THE PLAN - Continued

Contributions and Vesting - Continued

the participant's eligible earnings if the employee elected to contribute at least 2% of eligible earnings to the Plan. Employer contributions are invested each pay period according to the employee's investment elections.

The Plan offered the following investment options in 2010 and 2009: Abbott common shares, Vanguard Institutional Index Fund Plus, Vanguard Institutional Developed Markets Fund, Vanguard Extended Market Index Fund, American Funds: Growth Fund of America, The Investment Company of America Fund, Washington Mutual Investors Fund, and EuroPacific Growth Fund, Dodge & Cox Balanced Fund, PIMCO All Asset Fund, PIMCO Total Return Fund, PIMCO Money Market Fund (Institutional), Blackrock International Opportunities Fund, Blackrock Mid Cap Value Equity Fund, and Wellington Mid Cap Growth Fund. In addition, participants who received Hospira, Inc. ("Hospira") stock as a result of the spin-off of Hospira, Inc. from Abbott on April 30, 2004, may continue to hold the stock in their accounts.

Effective January 29, 2010, various structural changes were made to several Plan investment options in order to lower investment management fees. American Fund investment options now offer Class R6 shares which have a lower expense ratio than the previously offered Class R5 shares, therefore the American Fund options moved from Class R5 to Class R6. In addition, the BlackRock Mid Cap Value Equity Fund and Dodge & Cox Balanced Fund portfolios were converted from mutual funds to managed accounts.

Participants may direct the Trustee to sell all or a portion of the Abbott common shares held in their accounts and reinvest the proceeds in any of the investment options available to the participants.

Participants are at all times fully vested in their own contributions. Vesting in employer contributions is based on the following vesting schedule:

Service	Vesting percentage
Less than two years	0%
Two years or more	100%

Participants are at all times fully vested in the earnings on both participant and vested employer contributions.

NOTE A - DESCRIPTION OF THE PLAN - Continued

Contributions and Vesting - Continued

Non-vested portions of employer contributions and earnings thereon are forfeited as of an employee's termination date. Forfeitures are used to (1) restore any forfeitures of participants who returned to service with the Company within a given period of time, (2) pay Plan expenses and (3) reduce future employer contributions if terminated participants do not return to service within the given period of time. In 2010 and 2009, forfeitures reduced Abbott's contributions by $3,048 and $23,737, respectively. No forfeitures were available at the end of 2010 or 2009 to reduce future Abbott contributions.

Distributions

Following retirement, termination or death, participants or their beneficiaries receive a distribution in cash, Abbott common shares or direct rollovers, as applicable. Also, upon retirement, participants may elect to defer distribution to a future date, but distribution must be made by the 1st of April following the year the participant reaches age 70-1/2 or, if earlier, the 1st of April following the year in which the participant dies. Interest, dividends and other earnings will continue to accrue on such deferred amounts. Prior to separation of service, participants are permitted to withdraw their after-tax contributions in shares or in cash, subject to certain limitations.

Notes Receivable from Participants

Participants may convert their pretax accounts to one or two loans to themselves. The borrowing may not exceed the lesser of the current market value of the assets allocated to their pretax accounts or 50% of all of their Plan accounts up to $50,000, subject to Puerto Rico Internal Revenue Code and Department of Labor's limitations and restrictions. Participants pay interest on such borrowings at the prime rate in effect at the time the participant loan is made. Loans must be repaid within five years (or by the employee's anticipated retirement date, if sooner) unless the loan is used for the purchase of the primary residence of the employee, in which case the repayment period can be extended to a period of fifteen years (or until the employee's anticipated retirement date, if sooner). Repayment is generally made through periodic payroll deductions but a loan may be repaid in a lump sum at any time. For employees terminating employment with Abbott during the repayment period, the balance of the outstanding loan is netted from their Plan distribution.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements have been prepared using the accrual basis of accounting.

Adoption of New Accounting Rules

In September 2010, the FASB issued guidance clarifying the classification and measurement of participant loans by defined contribution plans. That guidance requires that participant loans be classified as notes receivable from participants and measured at their unpaid principal balance, plus any accrued but unpaid interest. The Plan retrospectively applied this new guidance in its December 31, 2010 and 2009 financial statements. Participant loans of $21,051,000 and $21,216,000 for the years ended December 31, 2010 and 2009, respectively, were reclassified from investments to notes receivable from participants. Net assets of the Plan were not affected by the adoption of the new guidance.

In January 2010, the FASB amended the rules regarding fair value measurement to include, among other things, additional disclosure for transfers between the Level 1 (Quoted Prices in Active Markets) and Level 2 (Significant Other Observable Inputs) categories. The Plan adopted this new guidance effective December 31, 2010 and determined that it did not have a material effect on the Plan's financial statements. In addition, effective for fiscal years beginning after December 15, 2010, separate disclosure of the purchase, sale, issuance, and settlement of assets measured using significant unobservable inputs is required. The Plan will adopt this amendment when effective. The Plan does not expect this amendment to have a material impact on the Plan's financial statements.

In September 2009, the FASB issued guidance on measuring fair value for investments that use net asset values not quoted in active markets as fair value, such as the Plan's collective trusts. This guidance requires additional disclosure including the investment strategies of these investments and the nature of any restrictions on the investor's ability to redeem its investment at the measurement date. The Plan adopted this new guidance effective December 31, 2009 and determined it had no effect on the Plan's financial statements, but expanded its disclosures.

In April 2009, the Financial Accounting Standards Board ("FASB") issued additional rules regarding fair value measurement and disclosure. The rules provide guidance for estimating fair value when market activity for the asset or liability has decreased significantly. The new rules require disclosure of the inputs and valuation techniques used, as well as any changes in valuation techniques and inputs used to measure fair value. In addition, the Plan's investments are required to be presented by major category as determined on the basis of the nature and risks of the investments. The Plan adopted this new guidance effective December 31, 2009, and determined it did not have a material effect on the Plan's financial statements, but expanded its disclosures.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results may differ from those estimates.

Investment Valuation

Plan management uses the following methods and significant assumptions to estimate the fair value of investments:

Common stock and mutual funds - Valued at the published market price per unit multiplied by the number of units held.

Fixed income - Valued at the published market price per unit or prices obtained from independent financial services industry-recognized vendors multiplied by the number of units held.

Money market fund – Valued at the published net asset value of $1 per unit.

Collective trust funds - Valued at the net asset value provided by the administrator of the fund. The net asset value is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Investment Valuation - Continued

The following tables summarize the basis used to measure assets at fair value at December 31,

	Basis of Fair Value Measurement			
2010	Quoted Prices in Active Markets	Significant Other Observable Inputs	Significant Unobservable Inputs	Total
Common stock				
Abbott	$ 125,586	$ -	$ -	$ 125,586
Hospira	4,690	-	-	4,690
Total common stock	130,276	-	-	130,276
Managed accounts				
Common stock				
Midcap	2,208	-	-	2,208
Information technology & telecommunication services	1,426	-	-	1,426
Consumer discretionary & consumer staples	1,207	-	-	1,207
Healthcare	1,117	-	-	1,117
Financials	1,005	-	-	1,005
Materials and industrials	631	-	-	631
Energy	585	-	-	585
Total common stock	8,179	-	-	8,179
Fixed income				
U.S. Treasury	129	-	-	129
Corporate	-	846	-	846
Mortgage related	-	807	-	807
Government related	-	93	-	93
Total fixed income	129	1,746	-	1,875
Collective trust funds				
Cash equivalents (a)	372	-	-	372
Total managed accounts	8,680	1,746	-	10,426
Mutual funds				
Growth	8,396	-	-	8,396
Blend	14,817	-	-	14,817
Value	6,273	-	-	6,273
Income	8,406	-	-	8,406
Total mutual funds	37,892	-	-	37,892
Money market fund	21,873	-	-	21,873
Collective trust fund				
Growth (b)	-	2,008	-	2,008
Total assets at fair value	$ 198,721	$ 3,754	$ -	$ 202,475

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Investment Valuation - Continued

	Basis of Fair Value Measurement			
2009	Quoted Prices in Active Markets	Significant Other Observable Inputs	Significant Unobservable Inputs	Total
Common stock				
Abbott	$ 137,378	$ -	$ -	$ 137,378
Hospira	4,874	-	-	4,874
Total common stock	142,252	-	-	142,252
Mutual funds				
Growth	5,507	-	-	5,507
Blend	9,870	-	-	9,870
Value	5,664	-	-	5,664
Income	2,562	-	-	2,562
Total mutual funds	23,603	-	-	23,603
Money market fund	23,815	-	-	23,815
Collective trust fund				
Growth (b)	-	392	-	392
Total assets at fair value	$ 189,670	$ 392	$ -	$ 190,062

(a) The collective trusts in the managed accounts do not have a readily determinable fair value and are valued at their net asset value per share as provided by the funds' administrators. The investment strategy of these investments is to maximize short term interest income on short term investment funds while providing book value liquidity for participant withdrawals. Redemption from the funds is permitted daily.

(b) The collective trust fund does not have a readily determinable fair value and is valued at its net asset value per share as provided by the fund's administrators. The investment strategy of this investment is to achieve long-term total return in excess of the Russell Mid-Cap Growth Index. Redemption from the fund is permitted daily.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid balance plus any accrued but unpaid interest. Delinquent loans are reclassified as distributions based upon the terms of the Plan.

Investment Income Recognition

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Net realized and unrealized appreciation/depreciation is recorded in the accompanying statement of changes in net assets available for benefits as net depreciation in fair value of investments.

Administrative Expenses

Participants are charged transaction fees for loan and withdrawal processing and commissions on purchases and sales of Abbott shares and Hospira stock. Investment fees for mutual funds, collective trust, managed accounts and money market funds are charged against the net assets of the respective fund. The Company pays other Mercer record-keeping and administration fees, where applicable.

Payment of Benefits

Benefits are recorded when paid.

NOTE C - INVESTMENTS

The following investments represented 5% or more of the Plan's net assets at December 31, 2010 and 2009 (dollars in thousands):

	2010	2009
Abbott common shares	$125,586	$137,378
PIMCO Money Market	21,873	23,815

Distributions of Abbott common shares and conversions of participants' common share account balances to participant loans or other investment options are recorded at fair market value.

NOTE C – INVESTMENTS - Continued

A summary of Abbott common share data as of December 31, 2010 and 2009 is presented below:

	2010	2009
Abbott common shares, 2,621,296 and 2,544,519 shares, respectively (dollars in thousands)	$125,586	$137,378
Market value per share	$47.91	$53.99

During 2010, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows (dollars in thousands):

Common shares/stock	$(14,169)
Fixed income	47
Mutual funds	2,500
Collective trust funds	287
	$(11,335)

In general, the investments provided by the Plan are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant accounts and the amounts reported in the statements of net assets available for benefits.

NOTE D - RELATED-PARTY TRANSACTIONS

A significant portion of the Plan's assets is invested in Abbott common shares.

NOTE E - PLAN TERMINATION

The Plan may be terminated at any time by Abbott upon written notice to the Trustee and Committee, and will be terminated if Abbott completely discontinues its contributions under the Plan. All participants' account balances are fully vested upon Plan termination. Upon termination of the Plan, distributions of each participant's share in the Trust, as determined by the terms of the Plan, will be made to each participant. At the present time, Abbott has no intention of terminating the Plan.

NOTE F - TAX STATUS

On November 15, 2010, the Department of the Treasury of the Commonwealth of Puerto Rico issued its most recent letter to the effect that the Plan, as written, qualifies under Section 1165(e) of the Puerto Rico Internal Revenue Code of 1994 (the "Code") and, consequently, is exempt from local income tax. The Plan has been amended since the letter was issued. The Plan's management believes that the Plan is designed and is currently being operated, in all material respects, in accordance with the Code.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the applicable taxing authorities. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.

NOTE G - ACQUISITIONS

On February 26, 2009, Abbott completed its acquisition of Advanced Medical Optics, Inc. ("AMO"). AMO was renamed Abbott Medical Optics Inc. Approximately 500 AMO employees in Puerto Rico were covered under the Advanced Medical Optics, Inc. 401(k) Plan (the "AMO Plan"). The AMO employees in Puerto Rico began participating in the Plan effective January 1, 2010. Effective April 15, 2010, the AMO Plan merged with and into the Plan resulting in a transfer of assets in the Plan of $17,335.

SUPPLEMENTAL SCHEDULE

Abbott Laboratories Stock Retirement Plan (Puerto Rico)
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2010
(Dollars in thousands)

Identity of party involved/ description of asset	Cost (a)	Current value
*Abbott Laboratories, common shares		125,586
Hospira, Inc., common stock		4,690
Mutual funds		
American Funds EuroPacific Growth Fund, Class R6		6,948
American Funds The Investment Company of America Fund, Class R6		5,257
Blackrock International Opportunities Fund		2,378
Growth Fund of America, Class R6		8,396
PIMCO All Asset Fund		3,702
PIMCO Total Return Fund		4,704
Vanguard Extended Market Index Fund		2,352
Vanguard Institutional Developed Markets Fund		715
Vanguard Institutional Index Fund Plus		2,424
Washington Mutual Investors Fund, Class R6		1,016
Money market fund		
PIMCO Money Market Fund (Institutional)		21,873
Collective trust fund		
Wellington Mid Cap Growth Fund		2,008
Managed accounts		
Dodge & Cox Balanced		
Common stock		
AEGON NV		39
AMGEN INC		147
AOL INC		29
BAKER HUGHES INC		92
* BANK OF NEW YORK MELLON CORP/T		134
BB&T CORP		45
BMC SOFTWARE INC		43
BOSTON SCIENTIFIC CORP		71
CADENCE DESIGN SYSTEMS INC		28
CAPITAL ONE FINANCIAL CORP		197
CAREFUSION CORP		31
CARMAX INC		28
CEMEX SAB DE CV		26
CHARLES SCHWAB CORP/THE		66
CHEVRON CORP		108
COMCAST CORP		225
COMPUTER SCIENCES CORP		60
COMPUWARE CORP		37
COVIDIEN PLC SHS		34
CREDIT SUISSE GROUP AG		10
DIAGEO PLC		29
DIRECTV		5

Abbott Laboratories Stock Retirement Plan (Puerto Rico)
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - CONTINUED
December 31, 2010
(Dollars in thousands)

Identity of party involved/ description of asset	Cost (a)	Current value
Managed accounts - Continued		
Dodge & Cox Balanced - Continued		
Common stock - Continued		
DISH NETWORK CORP		29
DOMTAR CORP		20
DOW CHEMICAL CO/THE		118
DUN & BRADSTREET CORP		16
EATON CORP		7
EBAY INC		99
ELECTRONIC ARTS INC		47
FEDEX CORP		142
GENERAL ELECTRIC CO		194
GENWORTH FINANCIAL INC		26
GILEAD SCIENCES INC		17
GLAXOSMITHKLINE PLC		145
GOLDMAN SACHS GROUP INC/THE		29
HEWLETT-PACKARD CO		246
HOME DEPOT INC		90
HSBC HOLDINGS PLC		43
INTERPUBLIC GROUP OF COS INC/T		29
LEGG MASON INC		22
LIBERTY GLOBAL INC		6
LIBERTY GLOBAL INC		7
LIBERTY MEDIA.CORP - INTERACTI		57
LOEWS CORP		22
MACY'S INC		7
MAXIM INTEGRATED PRODUCTS INC		77
MCGRAW-HILL COS INC/THE		18
MEDTRONIC INC		34
MERCK & CO INC		170
MOLEX INC		8
MOLEX INC		25
MOTOROLA INC		163
NEWS CORP		150
NOKIA OYJ		48
NOVARTIS AG		177
OCCIDENTAL PETROLEUM CORP		160
PANASONIC CORP		53
PFIZER INC		149
PITNEY BOWES INC		37
ROCHE HOLDING AG		18
ROYAL DUTCH SHELL PLC		26
SANOFI-AVENTIS SA		124
SCHLUMBERGER LTD		199
SLM CORP		46
SONY CORP		89
SPRINT NEXTEL CORP		74

Abbott Laboratories Stock Retirement Plan (Puerto Rico)
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - CONTINUED
December 31, 2010
(Dollars in thousands)

Identity of party involved/ description of asset		Cost (a)	Current value
Managed accounts - Continued			
Dodge & Cox Balanced - Continued			
Common stock - Continued			
SUNTRUST BANKS INC			27
SYMANTEC CORP			77
SYNOPSYS INC			51
TELEFONAKTIEBOLAGET LM ERICSSO			34
TIME WARNER CABLE INC			103
TIME WARNER INC			153
TRAVELERS COS INC/THE			46
TYCO ELECTRONICS LTD			76
TYCO INTERNATIONAL LTD SHS			46
US BANCORP			38
VODAFONE GROUP PLC			100
VULCAN MATERIALS CO			24
WALGREEN CO			71
WAL-MART STORES INC			60
WELLS FARGO & CO			215
XEROX CORP			103
Fixed income			
U S TREASURY NOTE	0.875% 02/28/2011 DD 02/28/09		103
U S TREASURY NOTE	1.000% 10/31/2011 DD 10/31/09		26
ARKANSAS ST DEV FIN AUTH	9.750% 11/15/2014 DD 05/15/88		**
CALIFORNIA ST	5.450% 04/01/2015 DD 04/28/09		7
CALIFORNIA ST	7.500% 04/01/2034 DD 04/28/09		18
CALIFORNIA ST	VAR RT 04/01/2039 DD 04/28/09		2
CALIFORNIA ST	7.550% 04/01/2039 DD 04/28/09		24
CALIFORNIA ST	7.625% 03/01/2040 DD 04/01/10		2
CALIFORNIA ST	7.600% 11/01/2040 DD 12/01/10		4
LOS ANGELES CALIF UNI SCH DIST	6.758% 07/01/2034 DD 03/04/10		9
NEW JERSEY ST TPK AUTH TPK REV	7.102% 01/01/2041 DD 12/15/10		8
SBA GTD PARTN CTFS 2000-20D 1	7.470% 04/01/2020 DD 04/12/00		2
SBA GTD PARTN CTFS 2001-20E 1	6.340% 05/01/2021 DD 05/16/01		3
SBA GTD PARTN CTFS 2001-20G 1	6.625% 07/01/2021		3
SBA GTD PARTN CTFS 2003-20J 1	4.920% 10/01/2023 DD 10/15/03		7
SBA GTD PARTN CTFS 2007-20F 1	5.710% 06/01/2027 DD 06/13/07		4
ALLY FINANCIAL INC	6.875% 09/15/2011 DD 12/31/08		43
AMERICAN INTERNATIONAL GROUI	8.250% 08/15/2018 DD 02/15/09		9
BAC CAPITAL TRUST XI	6.625% 05/23/2036 DD 05/23/06		15
BANK OF AMERICA CORP	5.625% 07/01/2020 DD 06/22/10		4
BANK OF AMERICA NA	5.300% 03/15/2017 DD 03/13/07		19
BANK ONE CAPITAL III	8.750% 09/01/2030 DD 08/30/00		9
BANKAMERICA CAPITAL II	8.000% 12/15/2026 DD 12/23/96		8
BARCLAYS BANK PLC	5.125% 01/08/2020 DD 01/08/10		22
BNSF RY CO 2005 4 P/T CTF	4.967% 04/01/2023 DD 09/29/05		5
BNSF RY CO 2006 3 PASS THRU TR	5.342% 04/01/2024 DD 09/28/06		7

Abbott Laboratories Stock Retirement Plan (Puerto Rico)
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - CONTINUED
December 31, 2010
(Dollars in thousands)

Identity of party involved/ description of asset		Cost (a)	Current value
Managed accounts - Continued			
Dodge & Cox Balanced - Continued			
Fixed income - Continued			
BNSF RY CO 2006-1 PASSTHRU	5.720% 01/15/2024 DD 05/17/06		10
BNSF RY CO 2006-2 P/T CTF	5.629% 04/01/2024 DD 08/09/06		11
BNSF RY CO 2007-1 PASSTHRU TR	5.996% 04/01/2024 DD 06/18/07		**
BOSTON PROPERTIES LP	6.250% 01/15/2013 DD 12/13/02		1
BOSTON PROPERTIES LP	5.000% 06/01/2015 DD 05/22/03		1
BOSTON PROPERTIES LP	5.625% 04/15/2015 DD 03/18/03		15
BOSTON SCIENTIFIC CORP	5.450% 06/15/2014 DD 06/25/04		9
BOSTON SCIENTIFIC CORP	6.400% 06/15/2016 DD 06/09/06		11
BOSTON SCIENTIFIC CORP NT	STEP 11/15/2015 DD 11/17/05		1
BURLINGTON NORTHN SANTA FE 00	8.251% 01/15/2021 DD 06/29/00		1
CAPITAL ONE FINANCIAL CORP	6.750% 09/15/2017 DD 09/04/07		24
CIGNA CORP	7.650% 03/01/2023 DD 03/01/93		5
CIGNA CORP	7.875% 05/15/2027 DD 05/15/97		7
CIGNA CORP	STEP 01/15/2033 DD 07/15/98		5
CIGNA CORP	6.150% 11/15/2036 DD 11/10/06		3
CITIGROUP CAPITAL XIII	0.000% 00/00/0000 DD 04/10/09		2
CITIGROUP INC	6.125% 11/21/2017 DD 11/21/07		30
CITIGROUP INC	4.750% 05/19/2015 DD 05/19/10		5
COMCAST CORP	6.300% 11/15/2017 DD 08/23/07		3
COMCAST CORP	5.900% 03/15/2016 DD 03/02/06		2
COMCAST CORP	5.850% 11/15/2015 DD 11/14/05		13
COX COMMUNICATIONS INC	5.450% 12/15/2014 DD 12/15/04		19
COX COMMUNICATIONS INC	5.500% 10/01/2015 DD 09/22/03		2
COX COMMUNICATIONS INC 144A	5.875% 12/01/2016 DD 12/01/06		13
CSX TRANSPORTATION INC	9.750% 06/15/2020 DD 08/27/04		3
DILLARD'S INC	7.850% 10/01/2012 DD 10/01/92		7
DILLARD'S INC	7.875% 01/01/2023 DD 01/01/93		4
DILLARD'S INC	7.000% 12/01/2028 DD 12/07/98		6
DILLARD'S INC	7.750% 05/15/2027 DD 05/15/97		**
DILLARD'S INC	7.130% 08/01/2018 DD 08/07/98		5
DOW CHEMICAL CO/THE	9.400% 05/15/2039 DD 05/13/09		6
DOW CHEMICAL CO/THE	7.375% 11/01/2029 DD 11/01/99		10
DOW CHEMICAL CO/THE	8.550% 05/15/2019 DD 05/13/09		16
FEDERAL EXPRESS 98-1 CTF 1A	6.720% 01/15/2022 DD 07/07/98		7
FEDEX CORP	7.375% 01/15/2014 DD 01/16/09		5
FEDEX CORP	8.000% 01/15/2019 DD 01/16/09		4
FHLMC POOL #1B-1701	VAR RT 05/01/2034 DD 05/01/04		4
FHLMC POOL #G0-1767	6.500% 12/01/2032 DD 01/01/05		13
FHLMC POOL #G0-2494	6.000% 12/01/2036 DD 12/01/06		21
FHLMC POOL #G0-3600	7.000% 11/01/2037 DD 11/01/07		7
FHLMC POOL #G0-4772	7.000% 08/01/2038 DD 10/01/08		12
FHLMC POOL #G0-5461	7.000% 09/01/2038 DD 05/01/09		6
FHLMC POOL #G1-1346	6.500% 03/01/2017 DD 12/01/02		2
FHLMC POOL #G1-1421	6.500% 12/01/2017 DD 06/01/03		2

Abbott Laboratories Stock Retirement Plan (Puerto Rico)
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - CONTINUED
December 31, 2010
(Dollars in thousands)

Identity of party involved/ description of asset		Cost (a)	Current value
Managed accounts - Continued			
Dodge & Cox Balanced - Continued			
Fixed income - Continued			
FHLMC POOL #G1-1431	6.000% 02/01/2018 DD 07/01/03		3
FHLMC POOL #G1-1498	6.500% 03/01/2018 DD 12/01/03		2
FHLMC POOL #G3-0305	6.500% 10/01/2026 DD 12/01/06		11
FHLMC POOL #H0-9212	5.500% 05/01/2038 DD 08/01/10		28
FHLMC POOL #P6-0086	6.500% 11/01/2014 DD 01/01/03		2
FHLMC MULTICLASS CTFS T-48 1A4	5.538% 07/25/2033 DD 09/01/02		26
FHLMC MULTICLASS CTFS T-59 1A1	6.500% 10/25/2043 DD 02/01/04		11
FHLMC MULTICLASS MTG P/C 16-PK	7.000% 08/25/2023 DD 08/01/93		4
FNMA POOL #0256851	7.000% 08/01/2037 DD 07/01/07		4
FNMA POOL #0256860	6.500% 08/01/2037 DD 07/01/07		6
FNMA POOL #0256937	6.500% 10/01/2037 DD 09/01/07		3
FNMA POOL #0256973	6.500% 11/01/2037 DD 10/01/07		14
FNMA POOL #0257135	5.500% 03/01/2038 DD 02/01/08		24
FNMA POOL #0461628	5.497% 04/01/2014 DD 12/01/03		5
FNMA POOL #0462086	5.355% 11/01/2015 DD 12/01/05		10
FNMA POOL #0545316	5.630% 12/01/2011 DD 12/01/01		1
FNMA POOL #0545387	5.885% 01/01/2012 DD 01/01/02		2
FNMA POOL #0545685	5.876% 04/01/2012 DD 05/01/02		4
FNMA POOL #0545705	6.500% 06/01/2017 DD 05/01/02		3
FNMA POOL #0545819	6.500% 08/01/2032 DD 07/01/02		3
FNMA POOL #0545833	6.000% 07/01/2017 DD 07/01/02		3
FNMA POOL #0555162	4.826% 01/01/2013 DD 01/01/03		7
FNMA POOL #0555603	6.000% 05/01/2018 DD 06/01/03		3
FNMA POOL #0555803	6.500% 01/01/2022 DD 09/01/03		2
FNMA POOL #0725074	6.500% 11/01/2018 DD 12/01/03		3
FNMA POOL #0725135	6.000% 05/01/2018 DD 12/01/03		2
FNMA POOL #0725160	6.500% 04/01/2018 DD 01/01/04		3
FNMA POOL #0725226	6.500% 07/01/2018 DD 02/01/04		9
FNMA POOL #0725343	6.500% 12/01/2014 DD 03/01/04		1
FNMA POOL #0725344	6.500% 12/01/2014 DD 03/01/04		1
FNMA POOL #0725354	6.500% 10/01/2018 DD 03/01/04		2
FNMA POOL #0725432	7.000% 11/01/2018 DD 04/01/04		2
FNMA POOL #0725518	7.500% 08/01/2017 DD 05/01/04		7
FNMA POOL #0725868	6.500% 09/01/2016 DD 09/01/04		1
FNMA POOL #0735387	4.922% 04/01/2015 DD 05/01/05		6
FNMA POOL #0735415	6.500% 12/01/2032 DD 03/01/05		32
FNMA POOL #0745304	VAR RT 08/01/2035 DD 01/01/06		2
FNMA POOL #0760762	4.890% 04/01/2012 DD 04/01/05		7
FNMA POOL #0781480	VAR RT 09/01/2034 DD 09/01/04		3
FNMA POOL #0800391	VAR RT 12/01/2034 DD 11/01/04		3
FNMA POOL #0813170	VAR RT 01/01/2035 DD 01/01/05		2
FNMA POOL #0815323	VAR RT 01/01/2035 DD 01/01/05		3
FNMA POOL #0888080	6.500% 10/01/2026 DD 12/01/06		5
FNMA POOL #0888366	7.000% 04/01/2037 DD 04/01/07		15

Abbott Laboratories Stock Retirement Plan (Puerto Rico)
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - CONTINUED
December 31, 2010
(Dollars in thousands)

Identity of party involved/ description of asset		Cost (a)	Current value
Managed accounts - Continued			
Dodge & Cox Balanced - Continued			
Fixed income - Continued			
FNMA POOL #0888369	7.000% 03/01/2037 DD 04/01/07		5
FNMA POOL #0888649	5.500% 09/01/2036 DD 08/01/07		52
FNMA POOL #0888886	6.500% 11/01/2037 DD 11/01/07		10
FNMA POOL #0889595	6.500% 12/01/2028 DD 05/01/08		8
FNMA POOL #0890180	6.000% 10/01/2038 DD 12/01/09		15
FNMA POOL #0923943	6.000% 03/01/2022 DD 06/01/07		2
FNMA POOL #0995681	6.000% 05/01/2038 DD 05/01/09		4
FNMA POOL #0995851	6.500% 10/01/2037 DD 06/01/09		9
FNMA POOL #0AD0119	6.000% 07/01/2038 DD 08/01/09		29
FNMA POOL #0AD0217	6.000% 08/01/2037 DD 09/01/09		10
FNMA POOL #0AD0218	6.000% 09/01/2036 DD 09/01/09		39
FNMA POOL #0AD0494	5.500% 08/01/2037 DD 12/01/09		28
FNMA POOL #0AD0663	5.500% 06/01/2036 DD 01/01/10		22
FNMA POOL #0AD0923	6.000% 08/01/2039 DD 04/01/10		44
FNMA POOL #0AE0379	5.500% 08/01/2024 DD 09/01/10		79
FNMA POOL #0AE0601	5.500% 04/01/2037 DD 11/01/10		37
FNMA GTD REMIC P/T 02-86 PE	6.000% 08/25/2032 DD 11/01/02		5
FNMA GTD REMIC P/T 03-W2 A1	6.500% 07/25/2042 DD 01/01/03		4
FNMA GTD REMIC P/T 03-W4 4A	7.500% 10/25/2042 DD 03/01/03		2
FNMA GTD REMIC P/T 04-T1 1A2	6.500% 01/25/2044 DD 02/01/04		3
FNMA GTD REMIC P/T 04-W2 5A	7.500% 03/25/2044 DD 03/01/04		6
FNMA GTD REMIC P/T 05-W4 1A2	6.500% 08/25/2035 DD 12/01/05		9
FNMA GTD REMIC P/T 09-11 MP	7.000% 03/25/2049 DD 02/01/09		27
FORD MOTOR CREDIT CO LLC	7.375% 02/01/2011 DD 01/30/01		41
FORD MOTOR CREDIT CO LLC	7.250% 10/25/2011 DD 10/25/01		2
FORD MOTOR CREDIT CO LLC	5.625% 09/15/2015 DD 09/21/10		11
GENERAL ELECTRIC CAPITAL CORP	5.500% 01/08/2020 DD 01/08/10		17
HCA INC	7.875% 02/01/2011 DD 01/26/01		4
HCA INC	6.950% 05/01/2012 DD 04/26/02		23
HCA INC	6.300% 10/01/2012 DD 09/23/02		4
HCA INC	6.250% 02/15/2013 DD 02/10/03		9
HCA INC	6.500% 02/15/2016 DD 02/08/06		2
HEALTH NET INC	6.375% 06/01/2017 DD 05/18/07		8
HSBC HOLDINGS PLC	6.500% 05/02/2036 DD 05/03/06		5
HSBC HOLDINGS PLC	6.500% 09/15/2037 DD 09/12/07		4
JPMORGAN CHASE & CO	4.950% 03/25/2020 DD 03/25/10		5
LAFARGE SA	6.500% 07/15/2016 DD 07/18/06		16
LAFARGE SA	5.500% 07/09/2015 DD 07/09/10		3
LIBERTY MEDIA LLC	8.500% 07/15/2029 DD 07/07/99		4
LIBERTY MEDIA LLC	8.250% 02/01/2030 DD 02/02/00		3
MACY'S RETAIL HOLDINGS INC	7.625% 08/15/2013 DD 08/15/95		3
MACY'S RETAIL HOLDINGS INC	6.900% 01/15/2032 DD 01/11/02		19
MACY'S RETAIL HOLDINGS INC	6.900% 04/01/2029 DD 03/24/99		2
MACY'S RETAIL HOLDINGS INC	7.450% 10/15/2016 DD 10/15/96		6

Abbott Laboratories Stock Retirement Plan (Puerto Rico)
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - CONTINUED
December 31, 2010
(Dollars in thousands)

Identity of party involved/ description of asset		Cost (a)	Current value
Managed accounts - Continued			
Dodge & Cox Balanced - Continued			
Fixed income - Continued			
MACY'S RETAIL HOLDINGS INC	6.650% 07/15/2024 DD 07/20/04		6
MACY'S RETAIL HOLDINGS INC	6.700% 07/15/2034 DD 07/20/04		4
NORDSTROM INC	6.250% 01/15/2018 DD 12/03/07		3
NORFOLK SOUTHERN CORP	7.700% 05/15/2017 DD 05/19/97		3
NORFOLK SOUTHERN RAILWAY CO	9.750% 06/15/2020 DD 08/27/04		4
PROVIDENT COS INC	7.250% 03/15/2028 DD 03/16/98		5
REED ELSEVIER CAPITAL INC	8.625% 01/15/2019 DD 01/16/09		13
SLM CORP	8.450% 06/15/2018 DD 06/18/08		14
SLM CORP	8.000% 03/25/2020 DD 03/22/10		4
SPRINT CAPITAL CORP	6.875% 11/15/2028 DD 11/16/98		4
SPRINT NEXTEL CORP	6.000% 12/01/2016 DD 11/20/06		11
TIME WARNER CABLE INC	8.250% 04/01/2019 DD 03/26/09		12
TIME WARNER CABLE INC	8.750% 02/14/2019 DD 11/18/08		12
TIME WARNER INC	7.625% 04/15/2031 DD 04/19/01		21
TIME WARNER INC	7.700% 05/01/2032 DD 04/08/02		6
TRAVELERS COS INC/THE	6.250% 06/20/2016 DD 06/20/06		5
TRAVELERS PROPERTY CASUALTY (	5.000% 03/15/2013 DD 03/11/03		5
UNION PAC RR CO 07-3	6.176% 01/02/2031 DD 07/31/07		6
UNION PAC RR CO 2006-1	5.866% 07/02/2030 DD 07/27/06		18
UNION PACIFIC RAILRD CO	6.330% 01/02/2020 DD 12/11/98		12
UNUM GROUP	7.190% 02/01/2028 DD 02/12/98		3
WACHOVIA BANK NA	6.000% 11/15/2017 DD 11/21/07		15
WELLPOINT INC	5.000% 12/15/2014 DD 12/09/04		3
WELLPOINT INC	5.250% 01/15/2016 DD 01/10/06		20
XEROX CORP	6.875% 08/15/2011 DD 08/10/04		30
XEROX CORP	6.350% 05/15/2018 DD 04/28/08		10
Collective trust funds			
EB TEMPORARY INVESTMENT FD II	0.105% 12/31/2040 DD 11/01/01		320
Blackrock Midcap			
Common stock			
ABERCROMBIE & FITCH CO			8
ALBEMARLE CORP			14
ALEXANDRIA REAL ESTATE EQUITIE			24
ALPHA NATURAL RESOURCES INC			19
AMERICAN ELECTRIC POWER CO INC			28
AMERICAN WATER WORKS CO INC			26
ANIXTER INTERNATIONAL INC			7
AON CORP			22
ASHLAND INC			28
ASSOCIATED BANC-CORP			18
ATLAS ENERGY INC			11
ATWOOD OCEANICS INC			16

Abbott Laboratories Stock Retirement Plan (Puerto Rico)
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - CONTINUED
December 31, 2010
(Dollars in thousands)

Identity of party involved/ description of asset	Cost (a)	Current value
Managed accounts - Continued		
Blackrock Midcap - Continued		
Common stock - Continued		
AVERY DENNISON CORP		25
AVON PRODUCTS INC		21
AXIS CAPITAL HLDGS LTD SHS		20
BECKMAN COULTER INC		9
BOSTON PRIVATE FINANCIAL HOLDI		8
BROADRIDGE FINANCIAL SOLUTIONS		20
CABLEVISION SYSTEMS CORP		24
CAMERON INTERNATIONAL CORP		18
CAPITOL FED FINL INC COM		11
CB RICHARD ELLIS GROUP INC		13
CHIMERA INVESTMENT CORP		22
CIENA CORP		10
CIMAREX ENERGY CO		16
CMS ENERGY CORP		19
COCA-COLA ENTERPRISES INC		16
CONAGRA FOODS INC		23
CONSOL ENERGY INC		15
CORRECTIONS CORP OF AMERICA		25
CROWN HOLDINGS INC		17
CYTEC INDUSTRIES INC		19
DANA HOLDING CORP		25
DARDEN RESTAURANTS INC		17
DEL MONTE FOODS CO		6
DELL INC		24
DENBURY RESOURCES INC		14
DR PEPPER SNAPPLE GROUP INC		12
DUPONT FABROS TECHNOLOGY INC		20
EQT CORP		25
FIFTH THIRD BANCORP		20
FLUOR CORP		15
FORESTAR GROUP INC		26
FREEPORT-MCMORAN COPPER & GOLD		9
GAP INC/THE		22
HANOVER INSURANCE GROUP INC/TH		26
HCC INSURANCE HOLDINGS INC		24
HERTZ GLOBAL HOLDINGS INC		33
HJ HEINZ CO		14
HOLOGIC INC		12
INGRAM MICRO INC		16
INTERNATIONAL PAPER CO		22
INTERPUBLIC GROUP OF COS INC/T		11
INVESCO LTD SHS		7
JABIL CIRCUIT INC		14
JARDEN CORP		23

Abbott Laboratories Stock Retirement Plan (Puerto Rico)
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - CONTINUED
December 31, 2010
(Dollars in thousands)

Identity of party involved/ description of asset	Cost (a)	Current value
Managed accounts - Continued		
Blackrock Midcap - Continued		
Common stock - Continued		
JM SMUCKER CO/THE		23
KROGER CO/THE		26
LINCOLN NATIONAL CORP		29
LOEWS CORP		23
M&T BANK CORP		22
MACK-CALI REALTY CORP		28
MACY'S INC		18
MANPOWER INC		16
MATTEL INC		15
MDC HOLDINGS INC		20
MEDNAX INC		3
MELCO CROWN ENTERTAINMENT LTD		9
MFA FINANCIAL INC		22
NABORS INDUSTRIES LTD SHS		17
NEWFIELD EXPLORATION CO		19
NOBLE ENERGY INC		25
NORTHEAST UTILITIES		23
NRG ENERGY INC		14
NV ENERGY INC		21
NYSE EURONEXT		11
ON SEMICONDUCTOR CORP		18
ORBITAL SCIENCES CORP		13
OWENS CORNING		23
OWENS-ILLINOIS INC		23
PEOPLE'S UNITED FINANCIAL INC		38
PG&E CORP		24
PHH CORP		23
PPL CORP		23
QEP RESOURCES INC		13
RAYTHEON CO		17
REPUBLIC SERVICES INC		25
SAFEWAY INC		22
SIMON PROPERTY GROUP INC		25
SPIRIT AEROSYSTEMS HOLDINGS IN		13
STANLEY BLACK & DECKER INC		23
TAKE-TWO INTERACTIVE SOFTWARE		9
TALBOTS INC		12
TCF FINANCIAL CORP		13
TECH DATA CORP		11
TENET HEALTHCARE CORP		8
TERADYNE INC		17
TEREX CORP		13
THERMO FISHER SCIENTIFIC INC		13
TIVO INC		5

Abbott Laboratories Stock Retirement Plan (Puerto Rico)
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - CONTINUED
December 31, 2010
(Dollars in thousands)

Identity of party involved/ description of asset	Cost (a)	Current value
Managed accounts - Continued		
Blackrock Midcap - Continued		
Common stock - Continued		
TOWERS WATSON & CO		22
TRAVELERS COS INC/THE		24
UNION PACIFIC CORP		15
UNIVERSAL HEALTH SERVICES INC		17
U-STORE-IT TRUST		22
VAIL RESORTS INC		7
VIACOM INC		20
WALTER ENERGY INC		15
WARNER CHILCOTT PLC CLASS A		20
WASHINGTON FEDERAL INC		28
WELLPOINT INC		19
WESTAR ENERGY INC		29
WESTERN DIGITAL CORP		7
WHITING PETROLEUM CORP		17
WISCONSIN ENERGY CORP		24
XEROX CORP		28
XL GROUP PLC		23
YAHOO! INC		27
ZIMMER HOLDINGS INC		12
ZIONS BANCORPORATION		15
Collective trust funds		
EB TEMPORARY INVESTMENT FD II 0.105% 12/31/2040 DD 11/01/01		52
*Loans to participants, 3.25% to 9.50%		21,051
		$ 223,526

*Represents a party-in-interest transaction.
**Value is less than $1,000

(a) Cost information omitted as all investments are fully participant directed.

EXHIBITS

23.1 Consent of Independent Registered Public Accounting Firm - Abbott Laboratories Stock Retirement Plan.

23.2 Consent of Independent Registered Public Accounting Firm - Abbott Laboratories Stock Retirement Plan (Puerto Rico).

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ABBOTT LABORATORIES STOCK RETIREMENT PROGRAM

Date: June 23, 2011

By: 

Timothy J. Richmond
Plan Administrator

EXHIBIT INDEX

Exhibit No.	Exhibit
23.1	Consent of Independent Registered Public Accounting Firm - Abbott Laboratories Stock Retirement Plan.
23.2	Consent of Independent Registered Public Accounting Firm - Abbott Laboratories Stock Retirement Plan (Puerto Rico).

 GrantThornton

Audit • Tax • Advisory

Grant Thornton LLP
175 W Jackson Boulevard, 20th Floor
Chicago, IL 60604-2687

T 312.856.0200
F 312.565.4719
www.GrantThornton.com

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our report dated June 22, 2011, with respect to the financial statements and supplemental schedule included in the Annual Report of the Abbott Laboratories Stock Retirement Plan on Form 11-K for the year then ended December 31, 2010. We hereby consent to the incorporation by reference of said report in the Registration Statements of Abbott Laboratories' previously filed S-8 Registration Statements for the Abbott Laboratories Stock Retirement Program as follows:

File No.	Effective Date
33-26685	January 23, 1989
33-50452	August 4, 1992
33-51585	December 20, 1993
33-56897	December 16, 1994
33-65127	December 18, 1995
333-19511	January 10, 1997
333-43383	December 29, 1997
333-69579	December 23, 1998
333-93257	December 21, 1999
333-74224	November 30, 2001
333-102180	December 23, 2002
333-109253	September 29, 2003
333-124849	May 12, 2005
333-141116	March 7, 2007
333-153198	August 26, 2008
333-169888	October 12, 2010

Grant Thornton LLP

Chicago, Illinois
June 22, 2011

 Grant Thornton

Audit • Tax • Advisory

Grant Thornton LLP
175 W Jackson Boulevard, 20th Floor
Chicago, IL 60604-2687

T 312.856.0200
F 312.565.4719
www.GrantThornton.com

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our report dated June 22, 2011, with respect to the financial statements and supplemental schedule included in the Annual Report of the Abbott Laboratories Stock Retirement Plan (Puerto Rico) on Form 11-K for the year then ended December 31, 2010. We hereby consent to the incorporation by reference of said report in the Registration Statements of Abbott Laboratories' previously filed S-8 Registration Statements for the Abbott Laboratories Stock Retirement Program as follows:

File No.	Effective Date
33-26685	January 23, 1989
33-50452	August 4, 1992
33-51585	December 20, 1993
33-56897	December 16, 1994
33-65127	December 18, 1995
333-19511	January 10, 1997
333-43383	December 29, 1997
333-69579	December 23, 1998
333-93257	December 21, 1999
333-74224	November 30, 2001
333-102180	December 23, 2002
333-109253	September 29, 2003
333-124849	May 12, 2005
333-141116	March 7, 2007
333-153198	August 26, 2008
333-169888	October 12, 2010

Grant Thornton LLP

Chicago, Illinois
June 22, 2011